Exhibit 99.1

GOLDMINING INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

Meeting Date:	Thursday, May 14, 2026

Meeting Time:	12:00 p.m. (Vancouver time)

Meeting Place:	1188 West Georgia Street, Suite 1830 Vancouver, British Columbia Canada V6E 4A2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 23, 2026

TO: The Shareholders of GoldMining Inc.

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of GoldMining Inc. (the "Corporation") will be held at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2 on Thursday, May 14, 2026, at 12:00 p.m. (Vancouver time) (the "Meeting") for the following purposes:

1.	Financial Statements: to receive the financial statements of the Corporation for its last financial year, together with the report of the auditors thereon;

2.	Election of Directors: to elect directors of the Corporation for the ensuing year as set forth in the Corporation's Management Information Circular relating to the Meeting (the "Circular");

3.	Appointment of Auditors: to appoint PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration; and

4.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide shareholders with electronic access to this notice of meeting, the Circular, the audited annual financial statements of the Corporation for the year ended November 30, 2025 and the accompanying management's discussion and analysis (collectively, the "Meeting Materials") instead of mailing paper copies. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedarplus.ca. The use of the notice-and-access provisions reduces costs to the Corporation.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Corporation toll free at 1-855-630-1001 (extension 324). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on May 1, 2026, in order to receive and review the Meeting Materials and submit their vote by 12:00 p.m. (Vancouver time) on May 12, 2026, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Corporation's board of directors have fixed March 20, 2026, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each shareholder of record (a "Registered Shareholder") at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

i

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice in accordance with the instructions set out therein and in the Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6 by 12:00 p.m. (Vancouver time) on May 12, 2026, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The Chairman of the Meeting has the discretion to accept proxies received after that time.

Non-registered Shareholders who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, this 23rd day of March, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF
GOLDMINING INC.

/s/ Amir Adnani
Amir Adnani Co-Chairman and Director

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Table of Contents

VOTING INFORMATION	3
Solicitation of Proxies	3
Record Date	4
Quorum and Approval	4
Appointment of Proxyholders	4
Revocability of Proxy	5
Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons	5
Voting by Non-Registered Holders	5
UNITED STATES SHAREHOLDERS	7
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	7
RECEIPT OF FINANCIAL STATEMENTS	7
ELECTION OF DIRECTORS	7
Director Qualifications and Experience	11
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	12
APPOINTMENT OF AUDITORS	13
STATEMENT OF EXECUTIVE COMPENSATION	13
Compensation Discussion and Analysis	13
Elements of Compensation	14
Risk Management	15
Executive Compensation Clawback Policy	16
Anti-Hedging and Anti-Pledging Policy	16
Compensation Governance	16
U.S. GoldMining Inc.	17
Summary Compensation Table	19
Performance Graph	21
Outstanding Share-based Awards and Option-based Awards for NEOs	22
Incentive Plan Awards – Value Vested or Earned During the Year for NEOs	23
Pension Plan Benefits	26
Termination and Change of Control Benefits	26
Consulting Agreement with AC Still Management Inc.	26
Director Compensation	26
Outstanding Share-based Awards and Option-based Awards for Directors	28
Incentive Plan Awards – Value Vested or Earned During the Year for Directors	29
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	32
Stock Option Plan	32
Stock Option Plan Burn Rate	35
Restricted Share Plan	35
Restricted Share Plan Burn Rate	37
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	37
MANAGEMENT CONTRACTS	37
CORPORATE GOVERNANCE	37
Audit Committee	37
Board of Directors	38
Independence of the Board	38
Co-Chairmen of the Board of Directors	38

Lead Independent Director	39
Meetings of the Board and Committees of the Board	39
Independent Directors' Meetings	39
Attendance Report	40
Directorships	40
Board Mandate	41
Position Descriptions	41
Orientation and Continuing Education	41
Ethical Business Conduct	42
AI Technologies and Oversight	42
Anti-Corruption Policy	43
Insider Trading and Corporate Disclosure Policy	43
Whistleblower Policy	44
Health & Safety, Environmental & Social Policy	44
Nominating and Corporate Governance Committee	44
Compensation Committee	45
Other Committees of the Board of Directors	45
Safety and Sustainability Committee	45
Assessments	46
Board Renewal	46
Diversity	46
Majority Voting Policy	48
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	48
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	48
REGISTRAR AND TRANSFER AGENT	48
OTHER BUSINESS	48
ADDITIONAL INFORMATION	49
SHAREHOLDER PROPOSALS	49
SHAREHOLDER NOMINATIONS	49
APPROVAL OF CIRCULAR	49

MANAGEMENT INFORMATION CIRCULAR

March 23, 2026

This Management Information Circular ("Circular") is being furnished to holders ("Shareholders") of common shares in the capital of GoldMining Inc. (the "Corporation") in connection with the solicitation of proxies by the board of directors and management of the Corporation for use at the annual meeting to be held at 12:00 p.m. (Vancouver time) on Thursday, May 14, 2026, at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2 and any adjournment(s) or postponement(s) thereof (the "Meeting") for the purposes set forth in the Notice of Meeting dated March 23, 2026 (the "Notice of Meeting"), which accompanies and is part of this Circular.

Pursuant to exemptions obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide Shareholders with electronic access to the Notice of Meeting, the Circular, the audited annual financial statements of the Corporation for the year ended November 30, 2025, and the accompanying management's discussion and analysis (collectively, the "Meeting Materials") pursuant to National Instrument 51-102 Continuous Disclosure Obligations ("National Instrument 51-102") and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("National Instrument 54-101") of the Canadian Securities Administrators. Pursuant to notice-and-access provisions, registered and non-registered Shareholders will be sent a notice package explaining how to access the Meeting Materials and containing a form of proxy or voting instruction form, as applicable and in each case with a supplemental mail list return form for Shareholders to request they be included in the Corporation's supplementary mailing list for receipt of the Corporation's annual and interim financial statements for the 2026 financial year. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedarplus.ca. Shareholders may contact the Corporation to request a paper copy of the Meeting Materials toll free at 1-855-630-1001 (extension 324).

The information contained in this Circular is given as of March 23, 2026, unless otherwise indicated. All dollar amounts set forth in this Circular are expressed in Canadian dollars, unless otherwise indicated.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Corporation will be conducted by mail, using notice-and-access provisions, and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Corporation. The Corporation does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The board of directors of the Corporation has set the close of business on March 20, 2026 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record ("Registered Shareholders") as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Quorum and Approval

A quorum of Shareholders is required to transact business at the Meeting. Under the Corporation's By-Laws, a quorum is two or more persons present and holding or representing by proxy not less than five percent (5%) of the total number of issued common shares of the Corporation having voting rights at the Meeting. We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share that such Shareholder held on March 20, 2026 on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Corporation.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Corporation, by mail or by hand, to the attention of Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, by 12:00 p.m. (Vancouver time) on May 12, 2026, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the board of directors at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Registered Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the common shares represented will be voted or withheld from the vote on that matter accordingly. The common shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the common shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee(s) to the board of directors and for the appointment of the independent auditors of the Corporation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101, the Corporation has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Corporation's website at www.goldmining.com and under the Corporation's profile at www.sedarplus.ca.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs. Pursuant to National Instrument 54-101, the Corporation does not intend to pay for Intermediaries to forward the Meeting Materials to Objecting Beneficial Owners. Accordingly, Objecting Beneficial Owners will not receive the Meeting Materials unless the Intermediary holding shares on their behalf assumes the cost of delivery.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders, using notice-and-access provisions. If you are a Non-Registered Holder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

UNITED STATES SHAREHOLDERS

This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the province of British Columbia, Canada, differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the CBCA, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of the close of business on March 20, 2026, the Corporation had 213,999,916 common shares issued and outstanding and no preferred shares issued and outstanding. The common shares are the only shares entitled to be voted at the Meeting. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each common share held.

To the knowledge of management of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of all voting rights of the Corporation as of the date hereof.

RECEIPT OF FINANCIAL STATEMENTS

The board of directors will place before the Shareholders at the Meeting, the financial statements of the Corporation, including comparative financial statements, for its last financial year, together with the auditors' report thereon.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is determined from time to time by resolution of the board of directors, such number being not more than twenty and not less than three. The directors have fixed the size of the board of directors at six directors.

The board of directors is recommending six persons (the "Nominees") for election at the Meeting. Each of the six persons whose name appears below is proposed by the board of directors to be nominated for election as a director of the Corporation to serve until the next annual meeting of the Shareholders or until the director sooner ceases to hold office.

The following table sets forth the names and province or state and country of residence of the Nominees, all office positions of the Corporation now held by the Nominees, the Nominees' principal occupations for the preceding five years, the period of time for which each Nominee has been a director of the Corporation and the number of common shares of the Corporation, options to purchase common shares of the Corporation ("Options") and restricted share rights to acquire common shares of the Corporation ("RSRs"), beneficially owned by the Nominees, directly or indirectly, or over which each Nominee exercises control or direction, as of the date hereof.

AMIR ADNANI
Amir Adnani British Columbia, Canada Age: 48 Director since August 18, 2010 Chairman since January 4, 2011 Co-Chairman since January 6, 2023 Non-Independent

Mr. Adnani is a founder and serves as President, Chief Executive Officer, Principal Executive Officer and a director of Uranium Energy Corp., a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani also serves as Chairman and a director of Uranium Royalty Corp. ("URC"), a uranium royalty and streaming company listed on the Toronto Stock Exchange (the "TSX") and the NASDAQ Capital Market, since August 2019. Uranium Energy Corp. currently owns approximately 12% of the outstanding shares of URC.

The Corporation's board of directors has reviewed Mr. Adnani's commitments on the boards of directors of other publicly traded companies and has determined that, given Uranium Energy Corp.'s status as a significant shareholder of URC, Mr. Adnani's background and experience in the mining industry and the royalty issuer model of URC, Mr. Adnani currently has sufficient time to devote to the Corporation's affairs to fulfill his responsibilities as a member of the Corporation's board of directors. In making such determination, the board of directors also considered that Mr. Adnani has attended 100% of all board meetings in the last financial year and makes valuable contributions at the board level given his background and experience in mining and his role as a founder of the Corporation.

Securities Held
	Common Shares Options RSRs	6,873,919(1) 2,915,000 Nil

Note:

(1)	Includes 1,487,654 common shares held by Amir Adnani Corp. and 150,000 common shares owned by Mr. Adnani's spouse.

DAVID GAROFALO
David Garofalo British Columbia, Canada Age: 60 Director since January 6, 2023 Co-Chairman since January 6, 2023 Non-Independent Member of the Safety and Sustainability Committee

Mr. Garofalo has served as Chairman, Chief Executive Officer, President and a director of Gold Royalty Corp. ("GRC"), a gold-focused royalty company listed on the NYSE American, since August 2020. Mr. Garofalo served as President and Chief Executive Officer of Goldcorp Inc., a gold mining company, from 2016 to 2019 and as President and Chief Executive Officer of Hudbay Minerals Inc., a diversified mining company, from 2010 to 2015.

In August 2020, Mr. Garofalo was appointed as a director of GRC, which at the time was a subsidiary of the Corporation. Upon completion of GRC's initial public offering in March 2021, the Corporation owned approximately 48% of the outstanding shares of GRC and, as a result of various shares issued as consideration in connection with acquisitions by GRC, the Corporation currently owns approximately 9% of the outstanding shares of GRC. The Corporation's board of directors has reviewed Mr. Garofalo's commitments on the boards of directors of other publicly traded companies and has determined that, given the intercompany relationships between the Corporation and GRC, Mr. Garofalo's background and experience in the mining industry and the royalty issuer model of GRC, Mr. Garofalo currently has sufficient time to devote to the Corporation's affairs to fulfill his responsibilities as a member of the Corporation's board of directors. In making such determination, the board of directors also considered that Mr. Garofalo has attended 100% of all board meetings in the last financial year and makes valuable contributions at the board level given his background and experience in mining.

Securities Held
	Common Shares Options RSRs	75,454 1,770,000 Nil

DAVID KONG
David Kong British Columbia, Canada Age: 79 Director since October 29, 2010 Independent Chair of the Audit Committee Chair of the Compensation Committee

Mr. Kong has served as a director of Uranium Energy Corp., a uranium mining and exploration company, since January 2011, as a director of Silvercorp Metals Inc., a mining company, from November 2011 to September 2023 and as a director of New Pacific Metals Corp., a mining and exploration company, from November 2010 to December 2022. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP in 2005, where he was a partner until 2010.

Securities Held
	Common Shares Options RSRs	142,688(1) 400,000 7,500

Note:

(1)	Includes 40,000 common shares owned by Mr. Kong's son.

GLORIA BALLESTA

Gloria Ballesta
Bogotá, Colombia
Age: 50

Director since August 18, 2010

Lead Independent Director

Member of the Audit Committee
Member of the Compensation Committee
Chair of the Nominating and Corporate Governance Committee
Member of the Safety and Sustainability Committee

Ms. Ballesta has served as Chief Executive Officer of Camglo Management SAS, a private company dedicated to software security solutions, since December 2023, as a director of Uranium Energy Corp., a uranium mining and exploration company, since July 2018, and served as Chief Executive Officer of Content Mode SAS, a private Colombian company and contact centre, from January 2016 to December 2023. Ms. Ballesta served as a paralegal for Uranium Energy Corp. from May 2010 to December 2012.

Securities Held
Common Shares Options RSRs	31,652 400,000 7,500

MARIO BERNARDO GARNERO
Mario Bernardo Garnero Sao Paulo, Brazil Age: 60 Director since March 28, 2018 Independent Member of the Compensation Committee Member of the Nominating and Corporate Governance Committee

Mr. Garnero serves as Marketing Director and Superintendent Director of the Brasilinvest Group, a Brazilian business established in 1975 as a private merchant bank. Mr. Garnero also serves as Vice President of Brasilinvest USA, a company which represents the interests of Brasilinvest Group in the United States. Mr. Garnero is also President of Fórum das Américas, a Brazilian company established in 1978 dedicated to important discussions related to the American continent such as sustainable development, human rights and the environment.

Securities Held
	Common Shares Options RSRs	99,153 400,000 7,500

ANNA TUDELA

Anna Tudela
British Columbia, Canada
Age: 65

Director since May 24, 2023

Independent

Member of the Audit Committee
Member of the Nominating and Corporate Governance Committee
Chair of the Safety and Sustainability Committee

Ms. Tudela is an independent consultant. Ms. Tudela has served as a director of Regulus Resources Inc., a mineral exploration company listed on the TSX Venture Exchange, since October 2020, as a director of Gunpoint Exploration Ltd., a mineral exploration company listed on the TSX Venture Exchange, since October 2021 and as a director of Sabina Gold & Silver Corp., an emerging gold mining company listed on the TSX, from January 2021 to April 2023. Ms. Tudela served as Vice President of Diversity, Regulatory Affairs and Corporate Secretary of Goldcorp Inc., a gold mining company from 2005 to 2019.

Securities Held
Common Shares Options RSRs	6,910 325,000 7,500

Director Qualifications and Experience

The following summarizes the key experiences, qualifications and skills the Nominees bring to the board of directors that are important to the Corporation's business.

Mining Industry Experience

Directors who have knowledge of and experience in the mining industry bring an understanding of our business and oversight of strategy. Relevant experiences might include, among other things, acting as an executive officer of a mining company, international experience and relevant senior-level expertise in one or more of the following areas: production, mine operations, mine development, exploration, project development, technical expertise, mergers and acquisitions, capital markets, finance and accounting.

Senior Leadership Experience

Directors who have served in senior leadership roles at other organizations demonstrate strong abilities to motivate and manage others, to identify and develop leadership qualities in others and to manage organizations. Senior leadership experience is necessary to ensure achievement of our strategic priorities and objectives.

Public Company Board Experience

Directors who have served on other public company boards can offer advice and perspective with respect to Board dynamics and operations, oversight and leadership, the relationship between the Board and management and other matters, including corporate governance, executive compensation, oversight of strategic, risk-management, operational and compliance-related matters and relations with Shareholders.

International Business Experience	Experience as a senior officer or board member of an organization that has international operations, or otherwise having experience in international business.
Capital Markets Experience

Directors who have extensive capital markets experience can offer advice and perspective on investor expectations and perspectives, critical advice on capital raising, capital structure and financing transactions, including in relation to mergers and acquisitions.

Accounting and Financial Reporting Experience

Directors with past professional experience in accounting and financial reporting or with experience overseeing financial reporting and internal controls for publicly traded companies, including as executives or audit committee members, are key to the oversight of the Corporation's financial reporting and control functions.

Corporate Governance	Experience with corporate governance matters and familiarity with standard governance practices.
Environmental, Health, Safety and Sustainability Experience	Understanding of the requirements and leading practices of workplace safety, health, and the environment, and sustainable development.

The following skills matrix identifies the skills and competencies possessed by the Nominees:

Skill	Amir Adnani	David Garofalo	David Kong	Gloria Ballesta	Mario Bernardo Garnero	Anna Tudela
Mining Industry Experience	✓	✓	✓	✓	✓	✓
Senior Leadership Experience	✓	✓	✓		✓	✓
Public Company Board Experience	✓	✓	✓	✓	✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓
Capital Markets Experience	✓	✓	✓		✓	✓
Accounting and Financial Reporting Experience	✓	✓	✓	✓		✓
Corporate Governance	✓	✓	✓	✓	✓	✓
Environmental, Health, Safety and Sustainability Experience	✓	✓	✓	✓	✓	✓

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Nominees are, as of the date of this Circular, or have been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days, and that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer.

Except as disclosed below, none of the Nominees are, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the Nominees have, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominees.

None of our Nominees have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Garofalo was a director of Great Panther Mining Limited ("Great Panther") from April 2020 to December 2021. On September 6, 2022, Great Panther filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the "BIA") and on October 4, 2022, was granted an order to convert its proceedings under such legislation into proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the BIA following the Supreme Court of British Columbia granting an order terminating of its proceedings under the CCAA. Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther's estate.

APPOINTMENT OF AUDITORS

Management of the Corporation will recommend at the Meeting that Shareholders appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, ("PricewaterhouseCoopers LLP") as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was first appointed as auditor of the Corporation on August 30, 2019.

STATEMENT OF EXECUTIVE COMPENSATION

The following information is presented in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F6 – Statement of Executive Compensation, and sets forth the annual compensation for services in all capacities to the Corporation and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the other executive officers, including its subsidiaries, whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our officer or an officer of any of our subsidiaries at the end of the most recently completed financial year (together, the "Named Executive Officers" or "NEOs").

Compensation Discussion and Analysis

The goal of the Corporation's executive compensation philosophy is to attract, motivate, retain and reward an energetic, goal driven, highly qualified and experienced management team and to encourage them to meet and exceed performance expectations within a calculated risk framework. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Corporation to attract qualified candidates.

Elements of Compensation

The compensation program is designed to reward each executive based on individual, business and corporate performance and is also designed to incent such executives to drive the organization's short and long-term growth in a sustainable and prudent manner.

The following key principles guide the Corporation's overall compensation philosophy:

●	compensation is designed to align executives to the critical business issues facing the Corporation;
●	compensation is fair and reasonable to Shareholders and is set with reference to the local market;
●	the compensation design supports and rewards executives for entrepreneurial and innovative efforts and results;
●	an appropriate portion of total compensation is equity-based, aligning the interests of executives with Shareholders; and
●	compensation is transparent to the board of directors, executives and Shareholders.

The Corporation does not assess its compensation through benchmarks or peer groups at this time. When reviewing the compensation of executive officers, the Compensation Committee considers the following objectives:

●	to engage individuals critical to the growth and success of the Corporation;
●	to reward performance of individuals by recognizing their contributions to the Corporation's growth and achievements; and
●	to compensate individuals based on performance.

For executive officers who are offered compensation, such compensation is primarily comprised of a base salary, bonus, RSRs and Options to purchase common shares.

Salary: For executive officers who are offered compensation, the base salary is the foundation of such compensation and is intended to compensate competitively. The desire is for base salary to be high enough to secure talented, qualified and effective personnel which, when coupled with performance based compensation, provides for a direct correlation between individual accomplishment and the success of the Corporation as a whole. Salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation.

Bonus: Annual bonuses are a variable component of total cash compensation, designed to reward executives for individual achievements and maximizing annual operating performance, including in relation to the Corporation's acquisition and growth initiatives. Annual bonuses (if any) are discretionary and are to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

Options: The Option Plan is a variable and discretionary component of compensation that provides that the board of directors may from time to time, in its discretion, grant Options to directors, officers, employees and consultants of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries. Grants of Options seek to align the interests of management with the interests of the Corporation's Shareholders through the possible increase in the price of the common shares of the Corporation over time. For information in respect of the Option Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

RSRs: The Restricted Share Plan of the Corporation is a variable and discretionary component of compensation that provides that the board of directors may from time to time, in its discretion, grant RSRs to directors, senior officers, employees and consultants of the Corporation and its subsidiaries for accretively growing the Corporation and increasing the value of the Shares. Awards of RSRs seek to align the interests of management with the interests of the Corporation's Shareholders through the possible increase in the price of the Shares over time. For information in respect of the Restricted Share Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

The Compensation Committee makes recommendations to the board of directors regarding the periodic grant of Options and RSRs to key employees and executive officers. The Compensation Committee makes those recommendations on a discretionary basis, given the size of the Corporation, based on individual performance, positions held within the Corporation and the overall performance of the Corporation. The Compensation Committee takes into consideration previous grants when it considers new grants of Options and RSRs to key employees and executive officers of the Corporation. The board of directors relies solely on the recommendation of the Compensation Committee regarding the periodic grant of Options and RSRs to key employees and executive officers.

Risk Management

The Corporation has taken steps to ensure its executive compensation program does not incentivize inappropriate risks. Some of the risk management initiatives currently employed by the Corporation are as follows:

●	appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program;
●	use of discretion in adjusting any bonus payments up or down as the Compensation Committee deems appropriate and recommends; and
●

the adoption of a clawback policy which allows certain incentive compensation paid by the Corporation to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material non-compliance of the Corporation with any financial reporting requirements.

The board of directors from time to time reviews and considers general and specific risks faced by the Corporation. The board of directors closely monitors and analyzes the potential vulnerability of our operations and financial condition in light of risks that arise in respect of our business. Management is tasked with identifying risks and assigning ratings to such risks to assess each risk's impact, likelihood of occurring, and the effectiveness of current processes to manage and mitigate any such risks.

The Corporation may be subject to cyber-attacks and other information security breaches from time to time. The board of directors is responsible for overseeing cyber and data security risks and associated mitigation strategies, and will meet from time to time, or as otherwise deemed necessary, to assess any such risks and to review the Corporation's risk management practices. Our risk and exposure to cyber-related issues cannot be fully mitigated as a result of, among other things, the constant evolving nature of these threats. To date, the Corporation has not experienced any material losses or experienced significant harm relating to cyber-attacks or other information security breaches. However, there can be no assurance that we will not incur such losses in the future.

Executive Compensation Clawback Policy

The Corporation has adopted an amended and restated clawback policy (the "Clawback Policy"). The Clawback Policy provides that incentive compensation paid by the Corporation to an executive may be clawed back if such compensation was predicated upon the achievement of financial results that were the product of erroneous data or material noncompliance of the Corporation with any financial reporting requirement which subsequently requires the Corporation to prepare a financial restatement. The clawback period is limited to the three-year period preceding the date on which the Corporation is required to prepare the accounting restatement. In the event that the board of directors determines that an executive has engaged in certain cases of misconduct, the board of directors may claw back 100% of such executive's incentive compensation. The Clawback Policy is available on the Corporation's website at www.goldmining.com.

Anti-Hedging and Anti-Pledging Policy

The Corporation has adopted an anti-hedging and anti-pledging policy (the "Anti-Hedging and Anti-Pledging Policy"). The Anti-Hedging and Anti-Pledging Policy provides that, unless otherwise previously approved by the Nominating and Corporate Governance Committee, no director, officer or employee of the Corporation or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Corporation, may, at any time: (i) purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Corporation's debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Corporation; or (ii) purchase the Corporation's securities on a margin or otherwise pledge the Corporation's securities as collateral for a loan. Any violation of the Anti-Hedging and Anti-Pledging Policy will be regarded as a serious offence. The Anti-Hedging and Anti-Pledging Policy is available on the Corporation's website at www.goldmining.com.

Compensation Governance

The Compensation Committee is comprised of Mr. Kong, Ms. Ballesta and Mr. Garnero. Each member of the Compensation Committee is considered independent pursuant to National Instrument 52-110 – Audit Committees ("National Instrument 52-110") and the NYSE American corporate governance standards (the "NYSE American Governance Rules"). Mr. Kong is the Chair of the Compensation Committee.

The Compensation Committee operates under a written charter. Among other things, the Compensation Committee has the responsibility of assessing the performance of the Chief Executive Officer, evaluating the Chief Executive Officer's contribution to our overall success and recommending to the board of directors the Chief Executive Officer's level of compensation. It is also responsible for reviewing and approving the compensation of other key executive officers including salary, bonus, incentive and other compensation levels. For further information relating to the Compensation Committee's responsibilities and the policies and practices used to determine compensation for our directors and executive officers, see the sections of this Circular entitled "Statement of Executive Compensation – Compensation Discussion and Analysis" and "Corporate Governance".

All members of the Compensation Committee have experience in compensation matters, either as members of compensation committees of other public companies and/or from having served as senior executives with significant responsibility for or involvement in compensation matters. For further information, see the section entitled "Election of Directors".

U.S. GoldMining Inc.

In February 2022, the Corporation announced the launch of U.S. GoldMining Inc. ("US GoldMining") to develop the Corporation's Whistler gold-copper Project located in Alaska, USA (the "Whistler Project"), as a separate standalone public company. US GoldMining was a subsidiary of the Corporation as of November 30, 2025, and as of the date hereof. In connection with the launch of its business, US GoldMining adopted an equity incentive plan (the "US GoldMining Plan"), which provided for equity incentive awards in the form of restricted stock.

In September 2022, in recognition of past service and to incentivize the execution of US GoldMining's business plan, the growth of US GoldMining and the completion of US GoldMining's initial public offering, US GoldMining awarded restricted stock awards consisting of 635,000 performance based restricted shares of common stock under the US GoldMining Plan (the "US GoldMining Restricted Stock") to certain of US GoldMining's and the Corporation's executive officers, directors and consultants, including 400,000, 100,000, 40,000, 50,000 and 20,000 shares of US GoldMining Restricted Stock to Mr. Adnani, Mr. Still, Mr. Obara, Mr. Smith and Mr. Dawson, respectively, including as replacement awards for restricted shares previously issued by "U.S. GoldMining Inc.", a company organized under the federal laws of Canada and subsidiary of the Corporation. Such shares of US GoldMining Restricted Stock were granted subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the shares of US GoldMining Restricted Stock will be deemed forfeited and surrendered by the holder thereof to US GoldMining without the requirement of any further consideration. As of the date hereof, 40% of the US GoldMining Restricted Stock awarded in September 2022 remain subject to conditions, as follows:

(1)

with respect to 15% of the shares of US GoldMining Restricted Stock, if US GoldMining has not re-established camp at the Whistler Project and performed a minimum of 10,000 meters of drilling prior to September 30, 2026, pursuant to an amendment to the award terms;

(2)

with respect to 15% of the shares of US GoldMining Restricted Stock, if US GoldMining has not achieved a US$250,000,000 market capitalization, based on the number of US GoldMining's outstanding shares of common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which US GoldMining's shares of common stock are listed prior to the date that is five years after the date of grant of such award; and

(3)

with respect to 10% of the shares of US GoldMining Restricted Stock, if US GoldMining has not achieved a share price of US$25.00 prior to the date that is six years after the date of grant of such award.

US GoldMining approved a modification to the above conditions in May 2023 such that: (i) if both conditions in (2) and (3), above, are met, then all other remaining unsatisfied conditions will be deemed satisfied and the remaining shares of US GoldMining Restricted Stock will be fully vested; and (ii) in the event that US GoldMining files the disclosure specified in Subpart 1300 of the U.S. Securities and Exchange Commission ("SEC") Regulation S-K Report with the SEC or the disclosure specified in Canadian National Instrument 43-101 – Standards for Disclosure for Mineral Products to the relevant Canadian securities regulator that includes, in either disclosure, an aggregate estimate of mineral resources for the Whistler Project or any other project owned or operated by US GoldMining of 3,000,000 additional gold or gold equivalent ounces from the amount reported in the disclosure specified in US GoldMining's Subpart 1300 of the SEC Regulation S-K Report dated September 22, 2022, then 30% of the originally granted shares of US GoldMining Restricted Stock will be deemed vested, reducing, on a proportional basis, the number of unvested shares of US GoldMining Restricted Stock subject to each remaining performance condition.

As of November 30, 2025 and the date hereof, 40% or 160,000, 40,000, 16,000, 20,000 and 8,000 shares of US GoldMining Restricted Stock held by Mr. Adnani, Mr. Still, Mr. Obara, Mr. Smith and Mr. Dawson, respectively, remain subject to conditions. Mr. Dawson resigned as a director of the Corporation and was appointed as a member of the advisory board effective January 17, 2025.

Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution, recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of the shares of common stock or other securities of US GoldMining, issuance of warrants or other rights to purchase shares of common stock or other securities of US GoldMining, or other similar corporate transaction or event affects the fair value of an award, then US GoldMining's board of directors shall adjust any or all of the following so that the fair value of the award immediately after the transaction or event is equal to the fair value of the award immediately prior to the transaction or event (i) the number of shares and type of shares of common stock (or the securities or property) which thereafter may be made the subject of awards, (ii) the number of shares and type of shares of common stock (or other securities or property) subject to outstanding awards, and (iii) the amount, if any, US GoldMining pays for forfeited shares of common stock in accordance with the terms of the US GoldMining Plan; provided however, that the number of shares of common stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the US GoldMining Plan to violate Section 409A of the United States Internal Revenue Code of 1986, as amended. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which US GoldMining is subject.

Amendment or Discontinuance of the US GoldMining Plan. US GoldMining's board of directors may, at any time and from time to time, without the consent of the participants, alter, amend, revise, suspend or discontinue the US GoldMining Plan in whole or in part; provided, however, that: (i) no amendment that requires stockholder approval in order for the US GoldMining Plan and any awards under the US GoldMining Plan to continue to comply with any applicable requirements of any securities exchange or inter-dealer quotation system on which US GoldMining's stock is listed or traded, shall be effective unless such amendment is approved by the requisite vote of US GoldMining's stockholders entitled to vote on the amendment; and (ii) unless required by law, no action by the board of directors regarding amendment or discontinuance of the US GoldMining Plan may adversely affect any rights of any participants or obligations of US GoldMining to any participants with respect to any outstanding award under the US GoldMining Plan without the consent of the affected participant.

Recoupment for Restatements. US GoldMining's board of directors may recoup all or any portion of any shares or cash paid to a participant in connection with an award, in the event of a restatement of US GoldMining's financial statements as set forth in US GoldMining's clawback policy, if any, approved by US GoldMining's board of directors from time to time.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, to each NEO, in any capacity, for the financial years ended November 30, 2025, 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Share-based Awards(1) ($)	Option- based Awards(2) ($)	Non-equity Incentive Plan Compen- sation ($)	All Other Compen- sation(9) ($)	Total Compen- sation ($)
Annual Incentive Plans(3)
Alastair Still(4) Chief Executive Officer and President	2025 2024 2023	145,000 145,000 144,917	237,600(5) 154,700(6) 147,600(7)	235,217(13) 120,251 125,806	70,000 70,000 60,000	- - -	687,817 489,951 478,323
Pat Obara(8) Secretary and Chief Financial Officer	2025 2024 2023	42,000 42,000 42,000	93,120(5) 71,400(6) 67,650(7)	66,797 56,117 58,709	35,000 35,000 30,000	2,552 - -	239,469 204,517 198,359
Paulo Valle Pereira Neto(10) Former President	2025 2024 2023	96,627 94,516 90,004	46,560(5) 35,700(6) 32,472(7)	47,712 40,084 41,935	15,000 15,000 10,000	- - -	205,899 185,300 174,411
Tim Smith(11) Vice President of Exploration and Chief Executive Officer and President of US GoldMining	2025 2024 2023	272,917(12) 250,000(12) 250,000(12)	141,766(5) 85,799(6) 81,303(7)	161,765(14) 125,398(15) 73,387	68,718 40,000 35,000	23,276 - -	668,442 501,197 439,690

Notes:

(1)	The "Share-based awards" consist of RSRs and US GoldMining RSUs, as applicable.

(2)

The Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the common share price, expected dividend yield and risk free interest rate. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology. On November 28, 2025, 240,000, 112,000, 80,000 and 140,000 Options were granted to AC Still Management Inc., a company controlled by Mr. Still, Mr. Obara, Mr. Pereira and Mr Smith, respectively. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 28, 2025: a risk free interest rate of 2.40%; expected life of 2.87 years; and annualized volatility of 42.68%. On November 27, 2024, 300,000, 140,000, 100,000 and 175,000 Options were granted to AC Still Management Inc., a company controlled by Mr. Still, Mr. Obara, Mr. Pereira and Mr Smith, respectively. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 27, 2024: a risk free interest rate of 3.14%; expected life of 2.87 years; and annualized volatility of 46.28%. On November 4, 2023, 300,000, 140,000, 100,000 and 175,000 Options were granted to AC Still Management Inc., a company controlled by Mr. Still, Mr. Obara, Mr. Pereira and Mr. Smith, respectively. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 4, 2023: a risk free interest rate of 4.20%; expected life of 2.88 years; and annualized volatility of 52.72%. On December 20, 2024, 20,000 and 17,000 US GoldMining Options were granted to Mr. Still and Mr. Smith, respectively. The following inputs were used by US GoldMining in the Black-Scholes pricing model to value the US GoldMining Options granted on December 20, 2024: a risk free interest rate of 4.32%; expected life of 3.00 years; annualized volatility of 55.45% and Black-Scholes value of US$3.2064 (or CAD$4.6041 based on a USD/CAD exchange rate of 1.4359 as at December 20, 2024, as posted by Bloomberg). On February 27, 2024, 36,000 US GoldMining Options were granted to Mr. Smith. The following inputs were used by US GoldMining in the Black-Scholes pricing model to value the US GoldMining Options granted on February 27, 2024: a risk free interest rate of 4.50%; expected life of 3.00 years; annualized volatility of 54.93% and Black-Scholes value of US$1.1351 (or CAD$1.5348 based on a USD/CAD exchange rate of 1.3521 as at February 27, 2024).

(3)

Amounts represent discretionary bonuses paid in respect of the financial years. For the financial year ended November 30, 2025, the Compensation Committee took into account various factors in determining bonuses including execution of strategic objectives of the Corporation highlighting safety performance, advancement and execution of exploration and drilling programs such as at the São Jorge project, and the rationalizing and recognizing of value from non-core assets such as executing an earn-in agreement for our Boa Vista project. For the financial year ended November 30, 2024, bonuses were awarded for safety performance, the successful completion of a drill program at the São Jorge project, the performance of strategic investments and completion of the sale of the Almaden project to a subsidiary of NevGold Corp.

(4)

Mr. Still is retained according to a consulting agreement with AC Still Management Inc., a private company over which Mr. Still exercises control. Effective January 1, 2023 the fee paid to AC Still Management Inc. was set at $145,000 per annum. Mr. Still was appointed as President effective December 31, 2025.

(5)

Comprised of 104,000, 48,000, 24,000 and 57,680 RSRs granted to AC Still Management Inc., (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively, on November 28, 2025, and 3,000 and 2,500 US GoldMining RSUs granted to Mr. Still and Mr. Smith, respectively, on December 20, 2024. The fair value of the RSRs at the grant date is calculated using the closing price of $1.94 of the Corporation's common shares on the TSX on November 27, 2025, being the trading date prior to the date of grant. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant. The fair value of the US GoldMining RSUs at the grant date is calculated using the closing price of USD$8.32 of the US GoldMining common shares on the Nasdaq on December 20, 2024 and USD/CAD exchange rate of 1.4359 as at December 20, 2024 as posted by Bloomberg, being the date of grant. The US GoldMining RSUs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(6)

Comprised of 130,000, 60,000, 30,000 and 72,100 RSRs granted to AC Still Management Inc., (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively, on November 27, 2024. The fair value of the RSRs at the grant date is calculated using the closing price of $1.19 of the Corporation's common shares on the TSX on November 27, 2024, being the date of grant. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(7)

Comprised of 120,000, 55,000, 26,400 and 66,100 RSRs granted to AC Still Management Inc., a company controlled by Mr. Still, Mr. Obara, Mr. Pereira and Mr. Smith, respectively, on November 30, 2023. The fair value of the RSRs at the grant date is calculated using the closing price of $1.23 of the Corporation's common shares on the TSX on November 29, 2023, being the trading date prior to the date of grant. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(8)	Amounts stated reflect the annual salary received by Mr. Obara in his capacity as Chief Financial Officer. Effective August 1, 2022 Mr. Obara's salary was set at $42,000 per annum.

(9)	Represents amounts paid for unused vacation.

(10)

Mr. Pereira is paid in Brazilian reals. For the purposes hereof, such amounts have been converted from Brazilian reals to Canadian dollars based on the exchange rate of 3.7176 Brazilian Reals per Canadian dollar for the financial year ended November 30, 2023, based on the exchange rate of 3.8787 Brazilian reals per Canadian dollar for the financial year ended November 30, 2024 and based on the exchange rate of 4.0266 Brazilian Reals per Canadian dollar for the financial year ended November 30, 2025, being the weighted average exchange rates for the applicable periods. Effective April 1, 2022, Mr. Pereira's salary was set at R$317,460 per annum. Effective August 1, 2023, Mr. Pereira's salary was set at R$364,000 per annum. Effective October 1, 2024, Mr. Pereira's salary was set at R$381,550 per annum. Effective August 1, 2025, Mr. Pereira's salary was set at R$401,124 per annum. Mr. Pereira resigned as President and was appointed as Country Manager, Brazil effective December 31, 2025.

(11)

Amounts stated reflect the annual salary received by Mr. Smith in his capacity as Vice President of Exploration for the Corporation and as the Chief Executive Officer of US GoldMining, a subsidiary of the Corporation, pursuant to an amended and restated employment agreement dated August 4, 2022. Pursuant to such agreement, effective April 7, 2022, Mr. Smith's salary was set at $250,000. Effective January 1, 2025, Mr. Smith's salary was set at $275,000. On February 20, 2025, Mr. Smith entered into a separate employment agreement with US GoldMining for his services as US GoldMining's Chief Executive Officer for a total salary of $145,000.

(12)	Amounts stated reflect the combined salary for services to the Corporation and to its subsidiary.

(13)	Amounts stated reflect the combined option-based awards issued by the Corporation in the amount of $143,136 and issued by US GoldMining in the amount of $92,081.

(14)	Amounts stated reflect the combined option-based awards issued by the Corporation in the amount of $83,496 and issued by US GoldMining in the amount of $78,269.

(15)	Amounts stated reflect the combined option-based awards issued by the Corporation in the amount of $70,146 and issued by US GoldMining in the amount of $55,252.

Performance Graph

The following graph compares the total cumulative return for a Shareholder who invested $100 in common shares of the Corporation for the five-year period beginning on December 1, 2020 through November 30, 2025 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX SmallCap Index for the same period.

Executive compensation is generally linked to initiatives completed year-over-year and the Corporation's financial performance. Trends in the Corporation’s returns to Shareholders are not generally determinative of total compensation to the NEOs.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and share-based awards outstanding as of the financial year ended November 30, 2025.

Name and Principal Position	Option-based Awards(1)				Share-based Awards(2)
	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(4) ($)	Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Alastair Still(12) Chief Executive Officer and President	240,000 300,000 300,000 175,000 175,000	1.94 1.19 1.09 1.60 1.83	28-Nov-30 27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26	14,400 243,000 273,000 70,000 29,750	40,000(5) 104,000(8) 750(10)	8,257(6) 208,000(9) 10,344(11)	-
Pat Obara Secretary and Chief Financial Officer	112,000 140,000 140,000 100,000 150,000	1.94 1.19 1.09 1.60 1.83	28-Nov-30 27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26	6,720 113,400 127,400 40,000 25,500	16,000(5) 48,000(8)	3,303(6) 96,000(9)	120,000(14)
Paulo Valle Pereira Neto Former President	80,000 100,000 100,000 100,000 100,000	1.94 1.19 1.09 1.60 1.83	28-Nov-30 27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26	4,800 81,000 91,000 40,000 17,000	24,000(8)	48,000(9)	-
Tim Smith(13) Vice President of Exploration and Chief Executive Officer and President of US GoldMining	140,000 175,000 175,000 110,000 100,000	1.94 1.19 1.09 1.60 2.07	28-Nov-30 27-Nov-29 04-Nov-28 24-Nov-27 07-Apr-27	8,400 141,750 159,250 44,000 -	20,000(5) 57,680(8) 625(10)	3,752(7) 115,360(9) 8,620(11)	-

Notes:

(1)

Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at November 30, 2025, 935,000, 523,000, 395,000 and 551,250 Options held by Mr. Still, through AC Still Management Inc., Mr. Obara, Mr. Pereira and Mr. Smith, respectively, were vested and had not expired.

(2)

The "Share-based Awards" consist of RSRs, US GoldMining RSUs and US GoldMining Restricted Stock, as applicable. Each RSR entitles the holder to receive one common share upon the expiry of the restricted periods applicable to the RSRs, as may be determined by the board of directors of the Corporation, during the holder's continual service with the Corporation.

(3)	Each Option entitles the holder to one common share upon exercise.

(4)

The "Value of Unexercised In-The-Money Options" is calculated on the basis of the difference between the closing price of $2.00 of the Corporation's common shares on the TSX on November 28, 2025 and the exercise price of the Options.

(5)

Comprised of shares of US GoldMining Restricted Stock which are subject to certain performance conditions. See "U.S. GoldMining Inc." During the financial year ended November 30, 2025, no shares of US GoldMining Restricted Stock vested and were released during the year.

(6)

For 56,000 shares of US GoldMining Restricted Stock which are subject to certain performance conditions, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the grant date deemed value of US$0.1602 per share of US GoldMining Restricted Stock (or CAD$0.2064 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.2885 as at March 8, 2022, as posted by Bloomberg/HSBC).

(7)

For 20,000 shares of US GoldMining Restricted Stock which are subject to certain performance conditions, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the grant date deemed value of US$0.1380 per share of US GoldMining Restricted Stock (or CAD$0.1876 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3592 as at September 23, 2022, as posted by Bloomberg/HSBC).

(8)	Comprised of RSRs granted on November 28, 2025 vesting as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(9)

For 104,000, 48,000, 24,000, and 57,680 RSRs granted on November 28, 2025 to Mr. Still, through AC Still Management Inc., Mr. Obara, Mr. Pereira, and Mr. Smith, respectively, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the closing price of $2.00 of the Corporation's common shares on the TSX on November 28, 2025. 130,000, 30,000, and 72,100 RSRs held by Mr. Still, Mr. Pereira, and Mr. Smith, respectively, vested and were paid out during the year. 60,000 RSRs held by Mr. Obara vested during the year and were not paid out until January 2026.

(10)	Comprised of US GoldMining RSUs granted on December 20, 2024 vesting as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(11)

For 5,500 US GoldMining RSUs granted on December 20, 2024, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the closing price of US$9.87 of US GoldMining common shares on the Nasdaq on November 28, 2025 based on a USD/CAD exchange rate of 1.3973 as posted by HSBC. 4,125 RSUs vested and were paid out during the year.

(12)	Does not include 20,000 US GoldMining Options held by Mr. Still that were out-of-the-money.

(13)	Does not include 53,000 US GoldMining Options held by Mr. Smith that were out-of-the-money.

(14)

For 60,000 RSRs granted to Mr. Obara on November 27, 2024, the "Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed" is calculated using the closing price of $2.00 of the Corporation's common shares on the TSX on November 28, 2025. 27,900 RSRs were issued to Mr. Obara on January 12, 2026 and 32,100 RSRs were forfeited to satisfy tax withholding.

Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of share-based awards by a NEO as of the financial year ended November 30, 2025.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year(6) ($)
Alastair Still Chief Executive Officer and President	57,000	205,189(2)	70,000
Pat Obara Secretary and Chief Financial Officer	26,600	80,700(3)	35,000
Paulo Valle Pereira Neto Former President	19,000	40,350(4)	15,000
Tim Smith Vice President of Exploration and Chief Executive Officer and President of US GoldMining	48,741	122,257(5)	68,718(7)

Notes:

(1)

Consists of: (i) 75,000, 35,000, 25,000, and 43,750 Options at an exercise price of $1.19 per share held by AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira, and Mr. Smith, respectively, which vested on November 27, 2025 at a market price of $1.95; and (ii) 9,000 US GoldMining Options at an exercise price of US$10.00 per share held by Mr. Smith, which vested on February 27, 2025 at a market price of US$11.20, multiplied by the USD/CAD exchange rate of 1.43439 as at February 26, 2025, as posted by HSBC. 75,000, 35,000, 25,000 and 43,750 Options at an exercise price of $1.09 per share held by AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively, which vested on May 4, 2025, were out-of-the-money. 75,000, 35,000, 25,000 and 43,750 Options at an exercise price of $1.19 per share held by AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively, which vested on May 27, 2025, were out-of-the-money. 60,000, 28,000, 20,000 and 35,000 Options at an exercise price of $1.94 per share held by AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively, which vested on November 28, 2025, were at-the-money. "Value Vested During the Year" is calculated by subtracting the exercise price of the Options vested during the year from the closing price of the Corporation's common shares on the TSX on the last trading day prior to the vesting date.

5,000 and 4,250 US GoldMining Options at an exercise price of US$10.00 per share held by Mr. Still and Mr. Smith, respectively, which vested on December 20, 2024, were out-of-the-money. 5,000 and 4,250 US GoldMining Options at an exercise price of US$10.00 per share held by Mr. Still and Mr. Smith, respectively, which vested on June 20, 2025, were out-of-the-money. 9,000 US GoldMining Options at an exercise price of US$10.00 per share held by Mr. Smith which vested on August 27, 2025, were out-of-the-money. "Value Vested During the Year" is calculated by subtracting the exercise price of the US GoldMining Options vested during the year from the closing price of the US GoldMining common shares on the Nasdaq on the last trading day prior to the vesting date, multiplied by the USD/CAD exchange rate on the last trading day prior to the vesting date.

(2)

Consists of: (i) 32,500, 32,500, 32,500 and 32,500 RSRs granted to AC Still Management Inc. (a company controlled by Mr. Still), which vested on February 27, 2025, May 27, 2025, August 27, 2025 and November 27, 2025 at the market price of $1.13, $1,06, $1.24, and $1.95, respectively. "Value Vested During the Year" totaled $174,850 and is based on the closing price of the Corporation's common shares on the TSX on the last trading day prior to the vesting date; and (ii) 750, 750 and 750 US GoldMining RSUs granted to Mr. Still, which vested on March 20, 2025, June 20, 2025 and September 20, 2025 at the market price of US$9.95, US$9.84, and US$9.21, respectively, based on the USD/CAD exchange rate of 1.4326, 1.3695 and 1.3813 as at March 19, 2025, June 19, 2025 and September 19, 2025, as posted by Bloomberg/HSBC). "Value Vested During the Year" totaled $30,339 based on the closing price of US GoldMining common shares on the Nasdaq on the last trading day prior to the vesting date, multiplied by the USD/CAD exchange rate on the last trading day prior to the vesting date.

(3)

Consists of 15,000, 15,000, 15,000 and 15,000 RSRs granted to Mr. Obara, which vested on February 27, 2025, May 27, 2025, August 27, 2025 and November 27, 2025 at the market price of $1.13, $1,06, $1.24, and $1.95, respectively. "Value Vested During the Year" totaled $80,700 and is based on the closing price of the Corporation's common shares on the TSX on the last trading day prior to the vesting date.

(4)

Consists of 7,500, 7,500, 7,500 and 7,500 RSRs granted to Mr. Pereira, which vested on February 27, 2025, May 27, 2025, August 27, 2025 and November 27, 2025 at the market price of $1.13, $1,06, $1.24, and $1.95, respectively. "Value Vested During the Year" totaled $40,350 and is based on the closing price of the Corporation's common shares on the TSX on the last trading day prior to the vesting date.

(5)

Consists of: (i) 18,025, 18,025, 18,025 and 18,025 RSRs granted to Mr. Smith, which vested on February 27, 2025, May 27, 2025, August 27, 2025 and November 27, 2025 at the market price of $1.13, $1,06, $1.24, and $1.95, respectively. "Value Vested During the Year" totaled $96,975 and is based on the closing price of the Corporation's common shares on the TSX on the last trading day prior to the vesting date; and (ii) 625, 625, and 625 US GoldMining RSUs granted to Mr. Smith, which vested on March 20, 2025, June 20, 2025 and September 20, 2025 at the market price of US$9.95, US$9.84, and US$9.21, respectively, based on the USD/CAD exchange rate of 1.4326, 1.3695 and 1.3813 as at March 19, 2025, June 19, 2025 and September 19, 2025, as posted by Bloomberg/HSBC). "Value Vested During the Year" totaled $25,282 based on the closing price of US GoldMining common shares on the Nasdaq on the last trading day prior to the vesting date, multiplied by the USD/CAD exchange rate on the last trading day prior to the vesting date.

(6)	Amounts represent discretionary cash bonuses awarded in respect of the financial year.

(7)

Amounts stated reflect the combined bonus issued by the Corporation in the amount of $40,000 and issued by US GoldMining in the amount of $28,718, the latter having been converted from US$20,000 to Canadian dollars at an exchange rate of 1.4359 as at December 20, 2024, as posted by Bloomberg.

The following tables set forth information relating to the Options that were exercised and shares that were acquired on vesting of RSRs and US GoldMining RSUs by the NEOs of the Corporation during the financial year ended November 30, 2025.

Name and Principal Position	Type of Compen- sation Security	Number of Underlying Securities Exercised or Vested	Exercise or Issue Price Per Security ($)	Date of Exercise or Vesting	Closing Price per Security on Date of Exercise or Vesting ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise or Vesting Date(1) ($)
Alastair Still Chief Executive Officer and President	RSR RSR RSR RSR	32,500 32,500 32,500 32,500	N/A N/A N/A N/A	27-Feb-25 27-May-25 27-Aug-25 27-Nov-25	1.13 1.06 1.24 1.95	36,725 34,450 40,300 63,375	36,725 34,450 40,300 63,375
Pat Obara(2) Secretary and Chief Financial Officer	RSR RSR RSR RSR	15,000 15,000 15,000 15,000	N/A N/A N/A N/A	27-Feb-25 27-May-25 27-Aug-25 27-Nov-25	1.13 1.06 1.24 1.95	16,950 15,900 18,600 29,250	16,950 15,900 18,600 29,250
Paulo Valle Pereira Neto Former President	RSR RSR RSR RSR	7,500 7,500 7,500 7,500	N/A N/A N/A N/A	27-Feb-25 27-May-25 27-Aug-25 27-Nov-25	1.13 1.06 1.24 1.95	8,475 7,950 9,300 14,625	8,475 7,950 9,300 14,625
Tim Smith Vice President of Exploration and Chief Executive Officer and President of US GoldMining	RSR RSR RSR RSR	18,025 18,025 18,025 18,025	N/A N/A N/A N/A	27-Feb-25 27-May-25 27-Aug-25 27-Nov-25	1.13 1.06 1.24 1.95	20,368 19,107 22,351 35,149	20,368 19,107 22,351 35,149

Name and Principal Position	Type of Compensation Security	Number of Underlying Securities Exercised or Vested	Exercise or Issue Price Per Security (US$)	Date of Exercise or Vesting	Closing Price per Security on Date of Exercise or Vesting (US$)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise or Vesting Date(3) ($)
Alastair Still Chief Executive Officer and President	US GoldMining RSU US GoldMining RSU US GoldMining RSU	750 750 750	N/A N/A N/A	20-Mar-2025 20-Jun-2025 20-Sep-2025	9.95 9.84 9.21	10,691 10,107 9,522	10,691 10,107 9,522
Tim Smith Vice President of Exploration and Chief Executive Officer and President of US GoldMining	US GoldMining RSU US GoldMining RSU US GoldMining RSU	625 625 625	N/A N/A N/A	20-Mar-2025 20-Jun-2025 20-Sep-2025	9.95 9.84 9.21	8,909 8,422 7,935	8,909 8,422 7,935

Notes:

(1)

"Total Value on Exercise or Issuance Date" for RSRs is calculated using the closing price of the Corporation's common shares on the TSX on the last trading day prior to the vesting date and for Options using the closing price of the Corporation's shares on the TSX on the date of exercise.

(2)	27,900 RSRs were issued to Mr. Obara on January 12, 2026 and 32,100 RSRs were forfeited to satisfy tax withholding.

(3)

"Total Value on Exercise or Issuance Date" for US GoldMining RSUs is calculated using the closing price of US GoldMining common shares on the Nasdaq on the last trading day prior to the vesting date, multiplied by the USD/CAD exchange rate on the last trading day prior to the vesting date, and for US GoldMining Options using the closing price of US GoldMining common shares on the Nasdaq on the date of exercise, multiplied by the USD/CAD exchange rate on the exercise date.

Pension Plan Benefits

The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Termination and Change of Control Benefits

Other than as disclosed below, neither the Corporation nor its subsidiaries have a contract agreement, plan or arrangement that provides for payments to a NEO following or in connection with any change of control of the Corporation or any of its subsidiaries, severance, termination or constructive dismissal.

Consulting Agreement with AC Still Management Inc.

On September 21, 2020, the Corporation entered into a consulting agreement with AC Still Management Inc. ("AC Still") regarding Mr. Still's appointment as an officer of the Corporation and its subsidiaries effective October 1, 2020 (the "AC Still Agreement"). Pursuant to the AC Still Agreement, AC Still, primarily through Mr. Still, provides various consulting services to the Corporation which are in addition to his responsibilities as Chief Executive Officer of the Corporation. In consideration for such services, effective January 1, 2023, the Corporation pays to AC Still a fee in the amount of $145,000 per annum (the "AC Still Fee"). The AC Still Fee may, if mutually agreed by the parties, be invoiced separately by AC Still to the Corporation and its subsidiaries. The AC Still Agreement provides that AC Still will be eligible to participate, from time to time, in the incentive compensation plans and other benefit plans of the Corporation, as may be adopted and implemented from time to time on a basis commensurate with Mr. Still's position and responsibilities.

The Corporation may terminate the AC Still Agreement for just cause, without notice or payment in lieu thereof. The Corporation is entitled to terminate the AC Still Agreement without cause by providing sixty days' notice of such termination, at which time, any unvested RSRs held by AC Still shall immediately vest. AC Still may terminate the AC Still Agreement for any reason by providing at least thirty days' advance written notice.

Assuming AC Still's Agreement was terminated by the Corporation without notice or cause effective November 30, 2025, the Corporation would have been required to make a termination payment to AC Still in the aggregate amount of $24,167 and 78,000 unvested RSRs then held by AC Still would have immediately vested.

Director Compensation

The Corporation's directors are entitled to receive remuneration for serving on the board of directors as the board of directors or the Shareholders may from time to time determine, and the Corporation is required to reimburse each director for reasonable expenses that he or she may incur in and about the business of the Corporation. The Corporation's directors may award special remuneration, without confirmation by the Shareholders, to any director undertaking any special services on the Corporation's behalf other than routine work ordinarily required of a director, and such remuneration will be in addition to any other remuneration that such director may be entitled to receive. Unless the Shareholders determine otherwise, the board of directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Corporation and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

The following table provides information regarding compensation paid to the directors during the financial year ended November 30, 2025.

Name	Fees Earned ($)	Share- based Awards(4) ($)	Option- based Awards(1) ($)	Non-equity Incentive Plan Compen- sation(2) ($)	Pension Value ($)	All Other Compen- sation ($)	Total ($)
Amir Adnani(3) Co-Chairman and Director	144,000	-	396,606	60,000	-	-	600,606
David Garofalo Co-Chairman and Director	144,000	-	208,740	60,000	-	-	412,740
David Kong Director	10,000	19,400	35,784	-	-	-	65,184
Gloria Ballesta Lead Independent Director	10,000	19,400	35,784	-	-	-	65,184
Mario Bernardo Garnero(5) Director	33,634	19,400	35,784	-	-	-	88,818
Anna Tudela Director	10,000	19,400	35,784	-	-	-	65,184
Hon. Herb Dhaliwal(6) Former Director	1,333	-	-	-	-	-	1,333
Garnet Dawson(7) Former Director	2,891	8,320	46,041	-	-	-	57,252

Notes:

(1)

The Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the common share price, expected dividend yield and risk free interest rate. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 28, 2025: a risk free interest rate of 2.40%; expected life of 2.87 years; and annualized volatility of 42.68%. On November 28, 2025, 665,000, 350,000, 60,000, 60,000, 60,000 and 60,000 Options were granted to Mr. Adnani, Mr. Garofalo, Mr. Kong, Ms. Ballesta, Mr. Garnero and Ms. Tudela, respectively. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. On December 20, 2024, 10,000 US GoldMining Options were granted to Mr. Dawson. The following inputs were used by US GoldMining in the Black-Scholes pricing model to value the US GoldMining Options granted on December 20, 2024: a risk free interest rate of 4.32%; expected life of 3.00 years; annualized volatility of 55.45% and Black-Scholes value of US$3.2064 (or CAD$4.6041 based on a USD/CAD exchange rate of 1.4359 as at December 20, 2024, as posted by Bloomberg). The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

(2)	Amounts represent discretionary cash bonuses awarded in respect of the financial year.

(3)	Effective August 1, 2022, Mr. Adnani receives $144,000 per annum for his services as Co-Chairman of the Corporation.

(4)

Comprised of 10,000, 10,000, 10,000 and 10,000 RSRs granted to Mr. Kong, Mrs. Ballesta, Mr. Garnero and Mrs. Tudela, respectively, on November 28, 2025, and 1,000 US GoldMining RSUs granted to Mr. Dawson on December 20, 2024. The fair value of the RSRs at the grant date is calculated using the closing price of $1.94 of the Corporation's common shares on the TSX on November 27, 2025. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant. The fair value of the US GoldMining RSUs at the grant date is calculated using the closing price of USD$8.32 of the US GoldMining common shares on the Nasdaq on December 20, 2024 and USD/CAD exchange rate of 1.4359 as at December 20, 2024 as posted by Bloomberg, being the date of grant. The US GoldMining RSUs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(5)

Mr. Garnero receives an annual director fee of US$24,000, which is converted to CAD$33,634 based on the average USD/CAD exchange rate of 1.4014 for the period from December 1, 2024 to November 30, 2025.

(6)

Includes director's fees of $1,333 paid by the Corporation for the period December 1, 2024 to January 17, 2025. Mr. Dhaliwal resigned as a director of the Corporation and was appointed as member of the advisory board effective January 17, 2025. Does not include 60,000 Options and 10,000 RSRs granted to Mr. Dhaliwal on November 28, 2025 for his advisory services. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant. Effective January 17, 2025, Mr. Dhaliwal receives an annual advisory fee of $10,000 for his services to the Corporation.

(7)

Includes director's fees of $1,040 paid by the Corporation and $1,851 paid by US GoldMining for the period December 1, 2024 to January 17, 2025. Mr. Dawson resigned as a director of the Corporation and was appointed as member of the advisory board effective January 17, 2025. Does not include 60,000 Options and 10,000 RSRs granted to Mr. Dawson on November 28, 2025 for his advisory services. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant. Effective January 17, 2025, Mr. Dawson receives an annual advisory fee of $10,000 for his services to the Corporation.

(8)	Effective November 28, 2025, each Chair of a standing committee of the Board receives an annual fee of $2,500.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based awards and share-based awards outstanding as of the financial year ended November 30, 2025.

Name and Principal Position	Option-based Awards(1)				Share-based Awards(2)
	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Amir Adnani Co-Chairman and Director	665,000 750,000 750,000 750,000	1.94 1.09 1.60 1.83	28-Nov-30 04-Nov-28 24-Nov-27 11-Nov-26	39,900 682,500 300,000 127,500	160,000(5)	33,024(6)	530,000(10)
David Garofalo(9) Co-Chairman and Director	350,000 350,000 1,000,000 70,000	1.94 1.09 1.60 1.84	28-Nov-30 04-Nov-28 24-Nov-27 24-Nov-26	21,000 318,500 400,000 11,200	-	-	187,500(11)
David Kong Director	60,000 115,000 75,000 75,000 75,000	1.94 1.19 1.09 1.60 1.83	28-Nov-30 27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26	3,600 93,150 68,250 30,000 12,750	10,000(7)	20,000(8)	-
Gloria Ballesta Lead Independent Director	60,000 115,000 75,000 75,000 75,000	1.94 1.19 1.09 1.60 1.83	28-Nov-30 27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26	3,600 93,150 68,250 30,000 12,750	10,000(7)	20,000(8)	-
Mario Bernardo Garnero Director	60,000 115,000 75,000 75,000 75,000	1.94 1.19 1.09 1.60 1.83	28-Nov-30 27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26	3,600 93,150 68,250 30,000 12,750	10,000(7)	20,000(8)	-
Anna Tudela Director	60,000 115,000 75,000 75,000	1.94 1.19 1.09 1.34	28-Nov-30 27-Nov-29 04-Nov-28 24-May-28	3,600 93,150 68,250 49,500	10,000(7)	20,000(8)	-
Hon. Herb Dhaliwal(12) Former Director	60,000 57,500 75,000 75,000	1.94 1.19 1.60 1.83	28-Nov-30 27-Nov-29 24-Nov-27 11-Nov-26	3,600 46,575 30,000 12,750	10,000(7)	20,000(8)	-
Garnet Dawson(13)(14) Former Director	60,000 115,000 75,000	1.94 1.19 1.09	28-Nov-30 27-Nov-29 4-Nov-28	3,600 93,150 68,250	8,000(5) 10,000(7) 250(15)	1,651(6) 20,000(8) 3,448(16)	-

Notes:

(1)

Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at November 30, 2025, 2,416,250, 1,507,500, 326,250, 326,250, 326,250, 251,250, 193,750, and 176,250 Options held by Mr. Adnani, Mr. Garofalo, Mr. Kong, Ms. Ballesta, Mr. Garnero, Ms. Tudela, Mr. Dhaliwal, and Mr. Dawson, respectively, have vested.

(2)

The "Share-based Awards" consist of RSRs and US GoldMining Restricted Stock, as applicable. Each RSR entitles the holder to receive one common share upon the expiry of the restricted periods applicable to the RSRs, as may be determined by the board of directors of the Corporation, during the holder's continual service with the Corporation.

(3)	Each Option entitles the holder to one common share upon exercise.

(4)

The "Value of Unexercised In-The-Money Options" is calculated on the basis of the difference between the closing price of $2.00 of the Corporation's common shares on the TSX on November 28, 2025 and the exercise price of the Options.

(5)

Comprised of shares of US GoldMining Restricted Stock which are subject to certain performance conditions. See "U.S. GoldMining Inc." During the financial year ended November 30, 2025, no shares of US GoldMining Restricted Stock vested and were released during the year.

(6)

For 168,000 shares of US GoldMining Restricted Stock which are subject to certain performance conditions, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the grant date deemed value of US$0.1602 per share of US GoldMining Restricted Stock (or CAD$0.2064 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.2885 as at March 8, 2022, as posted by Bloomberg).

(7)	Comprised of RSRs granted on November 28, 2025 vesting as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(8)

For 60,000 RSRs granted on November 28, 2025, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the closing price of $2.00 of the Corporation's common shares on the TSX as of November 28, 2025. During the financial year ended November 30, 2025, no RSRs vested and were paid out.

(9)	Includes 1,070,000 options granted to David Garofalo prior to his appointment as a Co-Chairman and Director.

(10)

For 265,000 RSRs granted to Mr. Adnani on November 27, 2024, the "Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed" is calculated using the closing price of $2.00 of the Corporation's common shares on the TSX on November 28, 2025. 123,225 RSRs were issued to Mr. Adnani on January 12, 2026 and 141,775 RSRs were forfeited to satisfy tax withholding.

(11)

For 93,750 RSRs granted to Mr. Garofalo on November 27, 2024, the "Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed" is calculated using the closing price of $2.00 of the Corporation's common shares on the TSX on November 28, 2025. 44,204 RSRs were issued to Mr. Garofalo on December 2, 2025 and 49,546 RSRs were forfeited to satisfy tax withholding.

(12)	Mr. Dhaliwal resigned as a director of the Corporation and was appointed as member of the advisory board effective January 17, 2025.

(13)	Mr. Dawson resigned as a director of the Corporation and was appointed as member of the advisory board effective January 17, 2025.

(14)	Does not include 10,000 US GoldMining Options held by Mr. Dawson that were out-of-the-money.

(15)	Comprised of US GoldMining RSUs granted on December 20, 2024 vesting as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(16)

For 1,000 US GoldMining RSUs granted on December 20, 2024, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the closing price of US$9.87 of US GoldMining common shares on the Nasdaq on November 28, 2025 based on a USD/CAD exchange rate of 1.3973 as posted by HSBC. 750 RSUs vested and were paid out during the year.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of share-based awards by a director as of the financial year ended November 30, 2025.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year(4) ($)
Amir Adnani Co-Chairman and Director	-	356,425(2)	60,000
David Garofalo Co-Chairman and Director	-	168,125(3)	60,000
David Kong Director	21,850	-	-
Gloria Ballesta Lead Independent Director	21,850	-	-
Mario Bernardo Garnero Director	21,850	-	-
Anna Tudela Director	21,850	-	-
Hon. Herb Dhaliwal Former Director	21,850	-	-
Garnet Dawson Former Director	21,850	10,113(5)	-

Notes:

(1)

Consists of 28,750, 28,750, 28,750, 28,750, 28,750 and 28,750 Options at an exercise price of $1.19 per share held by Mr. Kong, Ms. Ballesta, Mr. Garnero, Ms. Tudela, Mr. Dhaliwal, and Mr. Dawson, respectively, which vested on November 27, 2025 at a market price of $1.95. 187,500, 87,500, 18,750, 18,750, 18,750, 18,750, 18,750, and 18,750 Options at an exercise price of $1.09 per share held by Mr. Adnani, Mr. Garofalo, Mr. Kong, Ms. Ballesta, Mr. Garnero, Ms. Tudela, Mr. Dhaliwal, and Mr. Dawson, respectively, which vested on May 4, 2025, were out-of-the-money. 28,750, 28,750, 28,750, 28,750, 28,750, and 28,750 Options at an exercise price of $1.19 per share held by Mr. Kong, Mr. Obara, Ms. Ballesta, Mr. Garnero, Ms. Tudela, Mr. Dhaliwal, and Mr. Dawson, respectively, which vested on May 27, 2025, were out-of-the-money. 166,250, 87,500, 15,000, 15,000, 15,000, 15,000, 15,000, and 15,000 Options at an exercise price of $1.94 per share held by Mr. Adnani, Mr. Garofalo, Mr. Kong, Ms. Ballesta, Mr. Garnero, Ms. Tudela, Mr. Dhaliwal, and Mr. Dawson, respectively, which vested on November 28, 2025, were at-the-money. "Value Vested During the Year" is calculated by subtracting the exercise price of the Options vested during the year from the closing price of the Corporation's common shares on the TSX on the last trading day prior to the vesting date. 2,500 US GoldMining Options at an exercise price of US$10.00 per share held by Mr. Dawson, which vested on December 20, 2024, were out-of-the-money. 2,500 US GoldMining Options at an exercise price of US$10.00 per share held by Mr. Dawson, which vested on June 20, 2025, were out-of-the-money. "Value Vested During the Year" is calculated by subtracting the exercise price of the US GoldMining Options vested during the year from the closing price of the US GoldMining common shares on the Nasdaq on the last trading day prior to the vesting date, multiplied by the USD/CAD exchange rate on the last trading day prior to the vesting date.

(2)

Consists of 66,250, 66,250, 66,250, and 66,250 RSRs, which vested on February 27, 2025, May 27, 2025, August 27, 2025 and November 27, 2025 at a market price of $1.13, $1,06, $1.24, and $1.95, respectively. "Value Vested During the Year" is based on the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date.

(3)

Consists of 31,250, 31,250, 31,250, and 31,250 RSRs, which vested on February 27, 2025, May 27, 2025, August 27, 2025 and November 27, 2025 at a market price of $1.13, $1,06, $1.24, and $1.95, respectively. "Value Vested During the Year" is based on the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date.

(4)	Amounts represent discretionary cash bonuses awarded in respect of the financial year.

(5)

Consists of 250, 250, and 250 US GoldMining RSUs granted to Mr. Dawson, which vested on March 20, 2025, June 20, 2025 and September 20, 2025 at the market price of US$9.95, US$9.84, and US$9.21, respectively, based on the USD/CAD exchange rate of 1.4326, 1.3695 and 1.3813 as at March 19, 2025, June 19, 2025 and September 19, 2025, as posted by Bloomberg/HSBC). "Value Vested During the Year" totaled $10,113 based on the closing price of US GoldMining common shares on the Nasdaq on the last trading day prior to the vesting date, multiplied by the USD/CAD exchange rate on the last trading day prior to the vesting date.

The following tables set forth information relating to Options that were exercised and shares that were acquired on vesting of RSRs and US GoldMining RSUs by the directors of the Corporation during the most recently completed financial year ended November 30, 2025.

Name and Principal Position	Type of Compensation Security	Number of Underlying Securities Exercised or Vested	Exercise or Issue Price Per Security ($)	Date of Exercise or Vesting	Closing Price per Security on Date of Exercise or Vesting ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise or Vesting Date(1) ($)
Amir Adnani(2) Co-Chairman and Director	RSR RSR RSR RSR	66,250 66,250 66,250 66,250	N/A N/A N/A N/A	27-Feb-25 27-May-25 27-Aug-25 27-Nov-25	1.13 1.06 1.24 1.95	74,863 70,225 82,150 129,188	74,863 70,225 82,150 129,188
David Garofalo(3) Co-Chairman and Director	RSR RSR RSR RSR	31,250 31,250 31,250 31,250	N/A N/A N/A N/A	27-Feb-25 27-May-25 27-Aug-25 27-Nov-25	1.13 1.06 1.24 1.95	35,313 33,125 38,750 60,938	35,313 33,125 38,750 60,938
David Kong Director	N/A	-	-	-	-	-	-
Gloria Ballesta Lead Independent Director	N/A	-	-	-	-	-	-
Mario Bernardo Garnero Director	N/A	-	-	-	-	-	-
Anna Tudela Director	N/A	-	-	-	-	-	-
Hon. Herb Dhaliwal Former Director	Options Options	75,000 57,500	1.09 1.19	15-Oct-25 15-Oct-25	2.45 2.45	1.36 1.26	102,000 72,450
Garnet Dawson Former Director	Options Options	75,000 75,000	1.83 1.60	14-Oct-25 14-Oct-25	2.37 2.37	0.51 0.74	40,500 57,750

Name and Principal Position	Type of Compensation Security	Number of Underlying Securities Exercised or Vested	Exercise or Issue Price Per Security (US$)	Date of Exercise or Vesting	Closing Price per Security on Date of Exercise or Vesting (US$)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise or Vesting Date(4) ($)
Garnet Dawson Former Director	US GoldMining RSU US GoldMining RSU US GoldMining RSU	250 250 250	N/A N/A N/A	20-Mar-2025 20-Jun-2025 20-Sep-2025	9.95 9.84 9.21	3,564 3,369 3,18	3,564 3,369 3,180

Notes:

(1)

"Total Value on Exercise or Issuance Date" for RSRs is calculated using the closing price of the Corporation's common shares on the TSX on the last trading day prior to the vesting date and for Options using the closing price of the Corporation's shares on the TSX on the date of exercise.

(2)	123,225 RSRs were issued to Mr. Adnani on January 12, 2026 and 141,775 RSRs were cancelled to satisfy tax withholding.

(3)	31,250 RSRs were issued to Mr. Garofalo on March 3, 2025; 44,204 RSRs were issued to Mr. Garofalo on December 2, 2025 and 49,546 RSRs were cancelled to satisfy tax withholding.

(4)

"Total Value on Exercise or Issuance Date" for US GoldMining RSUs is calculated using the closing price of US GoldMining common shares on the Nasdaq on the last trading day prior to the vesting date, multiplied by the USD/CAD exchange rate on the last trading day prior to the vesting date, and for US GoldMining Options using the closing price of US GoldMining common shares on the Nasdaq on the date of exercise, multiplied by the USD/CAD exchange rate on the exercise date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under compensation plans for the financial year ended November 30, 2025.

Plan Category	Class of Securities	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	Options RSRs	15,266,445(2) 349,686(3)(4)	$1.53 N/A	5,658,422 2,416,934
Equity compensation plans not approved by security holders	-	-	-	-
Total		15,616,131	$1.53	8,075,356

Notes:

(1)	The Shareholders of the Corporation most recently approved the Option Plan and the Restricted Share Plan on May 15, 2025.

(2)	The maximum number of common shares reserved for issuance under the Option Plan is 10% of the outstanding common shares of the Corporation on a rolling basis.

(3)	The maximum number of common shares reserved for issuance under the Restricted Share Plan is currently 4,700,000 common shares.

(4)

Excluded from this amount are common shares pertaining to 418,750 RSRs which vested in the financial year and were net settled subsequent to year end, resulting in the issuance of 195,329 common shares, with the remaining RSRs used to settle payroll withholding taxes.

Stock Option Plan

The maximum number of common shares that may be reserved for issuance under the Stock Option Plan of the Corporation dated effective August 31, 2011 (the "Option Plan") is 10% of the number of issued and outstanding common shares on a non-diluted basis from time to time.

The Corporation adopted the Option Plan on January 28, 2011, which became effective upon receipt of approval of Shareholders on August 31, 2011. The most recent amendment and restatement of the Option Plan was implemented by the board of directors on March 14, 2022 and was authorized, approved and adopted by Shareholders on May 19, 2022. At the annual and special meeting held on May 15, 2025, Shareholders approved the unallocated options issuable pursuant to the Option Plan and authorized the Corporation to continue granting options pursuant to the Option Plan until May 15, 2028, being the date which is three years from the date of approval.

The Option Plan allows for the grant of Option awards to directors, officers, employees and consultants of the Corporation or any of its subsidiaries, and to employees of a person or company which provides management services to the Corporation or any of its subsidiaries, as determined by the board of directors of the Corporation and its Compensation Committee.

The purpose of the Option Plan is to attract, retain and motivate qualified directors, officers, employees and consultants of the Corporation and its subsidiaries and to reward them for their contributions toward the goals and success of the Corporation. Pursuant to the terms of the Option Plan, the board of directors may designate directors, officers, employees or consultants of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries eligible to receive Options to acquire such numbers of common shares as the board of directors may determine, each Option so granted being for a term specified by the board of directors up to a maximum of five years from the date of grant. The maximum number of common shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding common shares in the capital of the Corporation. As of the date hereof, the Corporation had 213,999,916 common shares outstanding and may issue up to a maximum of 21,399,991 common shares pursuant to the Option Plan.

In accordance with its terms, in no case may the grant of Options under the Option Plan result in: (i) the grant to any one individual, within any 12-month period (unless the Corporation has obtained disinterested Shareholder approval) of Options reserving for issuance a number of common shares exceeding in the aggregate 5% of the issued and outstanding common shares; (ii) the grant to all persons engaged by the Corporation to provide investor relations activities, within any twelve month period, of Options reserving for issuance a number of common shares exceeding in the aggregate 2% of the issued and outstanding common shares; or (iii) the grant to any one consultant, in any twelve month period, of Options reserving for issuance a number of common shares exceeding in the aggregate 2% of the issued and outstanding common shares. The Option Plan limits insider participation such that the number of common shares: (i) issuable to Insiders (as defined in the Option Plan) at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders (as defined in the Option Plan) within a twelve-month period, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation. The Option Plan limits non-employee director participation such that the maximum equity value which may be granted by the Corporation in any fiscal year to each non-employee director under the Option Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements, may not exceed $150,000 in value calculated using the grant date fair value of such awards for financial reporting purposes, of which the value of Options may not exceed $100,000 per non-employee director. As of the date hereof, 15,240,945 Options are outstanding under the Option Plan, representing 7.1% of the outstanding common shares of the Corporation and 6,159,046 Options are available for grant under the Option Plan, representing 2.9% of the outstanding common shares of the Corporation.

The price at which a holder of Options (an "Optionholder") may purchase common shares upon the exercise of an Option is determined by the board of directors, provided that such exercise price cannot be less than the closing price of the common shares on the last trading day prior to the date on which such Options are granted. The Option Plan provides that Shareholder approval is required to reduce the exercise price of an Option and disinterested Shareholder approval is required to reduce the exercise price of an Option held by an insider of the Corporation. Options granted under the Option Plan may contain vesting provisions at the discretion of the board of directors of the Corporation. If an Option expires during one of the Corporation's self-imposed blackout periods, such Option will automatically be extended for ten business days following expiration of the blackout period.

Subject to certain exceptions, an Option will not be exercisable unless the Optionholder remains an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries continuously throughout the term of such Option. Should the Optionholder cease to be an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries during the term of an Option for any reason other than death or cause, the Option will be exercisable for a maximum of ninety days thereafter. If an Optionholder dies during the term of an Option, such Option will be exercisable by the executor or administrator of the Optionholder's estate for a maximum of one year following such death. Should the Optionholder cease to be an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised Options of such Optionholder under the Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the Option granted to such Optionholder under the Option Plan. The Option Plan provides for a "double-trigger" for vesting in the event of a change of control such that, Options granted shall vest only in the event of an Optionholder's termination without cause or resignation for Good Reason (as defined in the Option Plan) within 12 months following a change of control in which case the vesting and exercisability of all Options then held by such Optionholder will be accelerated in full and all Options held by such Optionholder shall expire on the earlier of the date that such Options would otherwise expire and the ninetieth day following the Optionholder's Termination Date (as defined in the Option Plan), unless otherwise provided in the applicable Option agreement. The Option Plan provides that all Options shall be subject to clawback pursuant to any incentive compensation clawback policy adopted by the board of directors from time to time, subject to applicable law.

In no event may the Option under the Option Plan be assigned or transferred, except to the extent that certain rights may pass to a legal representative upon death of an Optionee.

The Option Plan provides for: (i) a "cashless exercise" feature that permits an Optionholder to elect to deliver a copy of irrevocable instructions to a broker to sell the common shares of the Corporation otherwise deliverable upon the exercise of the Options and to deliver to the Corporation an amount equal to the exercise price of the Options against delivery of the common shares of the Corporation to settle the applicable trade; and (ii) a "net exercise" feature that permits an Optionholder to elect to exercise an Option or a portion thereof by surrendering such Option or a portion thereof in consideration for the Corporation delivering common shares of the Corporation to the Optionee but withholding the minimum number of common shares otherwise deliverable in respect of the Options that are needed to pay for the exercise price of such Options.

The board of directors of the Corporation may at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the Option Plan and may amend the terms and conditions of any Options granted thereunder, subject to: (a) any required approval of any applicable regulatory authority or the TSX; and (b) approval of our Shareholders as required by the rules of the TSX or applicable law, provided that Shareholder approval shall not be required for the following amendments and the board of directors of the Corporation may make changes which may include but are not limited to:

(i)	amendments of a "housekeeping" nature;

(ii)

any amendment for the purpose of curing any ambiguity, error or omission in the Option Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan;

(iii)	an amendment which is necessary to comply with applicable law or TSX requirements;

(iv)	amendments respecting administration and eligibility for participation under the Option Plan;

(v)	changes to terms and conditions on which Options may be or have been granted pursuant to the Option Plan, including changes to the vesting provisions and terms of any Options;

(vi)	amendments which alter, extend or accelerate the terms of vesting applicable to any Options granted pursuant to the Option Plan; and

(vii)	changes to the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original fixed term.

Stock Option Plan Burn Rate

For the financial years ended November 30, 2025, 2024 and 2023, the Corporation's annual burn rate under the Option Plan was 1.53%, 1.47% and 2.15%, respectively.

Financial Year	Number of Options Awarded Under Option Plan During Financial Year (a)	Weighted Average Number of Common Shares Outstanding for Financial Year (b)	Burn Rate (a)/(b)
2025	3,047,000	199,055,992	1.53%
2024	2,763,234	187,833,126	1.47%
2023	3,700,000	171,903,909	2.15%

Restricted Share Plan

The board of directors of the Corporation implemented the Restricted Share Plan on November 27, 2018. The Restricted Share Plan was approved by the Shareholders of the Corporation on May 23, 2019. On March 28, 2025, the board of directors adopted certain amendments to the Restricted Share Plan including increases in the plan maximums subject to Shareholder approval. At the annual and special meeting held on May 15, 2025, Shareholders approved such amendments to the Restricted Share Plan.

The purpose of the Restricted Share Plan is to attract, retain and motivate qualified employees, directors, management, employees and consultants of the Corporation and the Designated Affiliates (as defined in the Restricted Share Plan) and to reward them for their contributions toward the goals and success of the Corporation. Pursuant to the terms of the Restricted Share Plan, the board of directors may designate directors, management, employees and consultants of the Corporation and the Designated Affiliates eligible to receive RSRs (an "Eligible Participant") to acquire such numbers of common shares as the board of directors may determine, each RSR so granted being for a term specified by the board of directors up to a maximum of three years from the date of grant. The Restricted Share Plan provides that RSRs may be granted by the board of directors to Eligible Participants as a discretionary payment in consideration of past services to the Corporation. Each RSR entitles the holder to receive one common share of the Corporation without payment of additional consideration on the later of: (i) the end of a restricted period of time as determined by the board of directors of the Corporation (a "Restricted Period"); and (ii) a date determined by an Eligible Participant that is after the Restricted Period (a "Deferred Payment Date"). The maximum number of common shares reserved for issuance for RSRs granted under the Restricted Share Plan is 4,700,000 common shares, representing 2.2% of the outstanding common shares of the Corporation as of March 23, 2026.

In accordance with its terms, in no case may the grant of RSRs under the Restricted Share Plan result in the grant to any director, who is not also an employee, of RSRs for issuance exceeding $150,000 in any fiscal year and may only be granted in lieu of their cash based annual retainers. The Restricted Share Plan limits insider participation such that the number of common shares: (i) issuable to Insiders (as defined in the Restricted Share Plan), at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders (as defined in the Restricted Share Plan), within a twelve-month period, under all security based compensation arrangements of the Corporation, does not exceed 10% of the issued and outstanding common shares of the Corporation. As of the date hereof, the Corporation had an aggregate of 273,991 common shares allocated to outstanding RSRs under the Restricted Share Plan, representing 0.1% of the outstanding common shares of the Corporation, and a further 2,658,605 common shares are available for allocation to RSRs under the Restricted Share Plan, representing 1.2% of the outstanding common shares of the Corporation. Since the adoption of the Restricted Share Plan, an aggregate total of 1,767,404 common shares have been issued in settlement of RSRs granted under the Restricted Share Plan.

Subject to certain exceptions, RSRs will not be issuable unless the RSRs holder remains an eligible director, senior officer, employee or consultant continuously throughout the Restricted Period of the RSRs. Should the RSR holder cease to be an eligible director, senior officer, employee or consultant of the Corporation during the Restricted Period for any reason other than death, the RSRs shall immediately terminate. If an RSRs holder dies during the term of any RSRs, such common shares underlying the RSRs will be immediately issuable by the Corporation. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no RSR and no other right or interest of an RSR holder is assignable or transferrable.

If a RSR holder holds RSRs that are subject to a Restricted Period, the board of directors of the Corporation will have the discretion to pay the RSR holder cash equal to any cash dividends declared on the common shares of the Corporation that would be payable on the common shares issuable in accordance with the RSRs at the time such dividends are ordinarily paid to holders of the common shares of the Corporation. The Corporation, at its discretion, may pay such cash dividends, if any, to those RSR holders that hold RSRs that are no longer subject to a Restricted Period, but are exercisable at a Deferred Payment Date.

Provisions under the Restricted Share Plan for vesting of RSRs upon a change of control (as such term is defined in the Restricted Share Plan) contain a double trigger requirement. In the event of a change of control, (a) if a Participant is an eligible employee and, within 12 months of the change of control is terminated without just cause or terminates the employment relationship for good reason, all RSRs held by such Participant will immediately vest, and (b) if a Participant ceases to be an eligible employee upon a change of control, all their outstanding RSRs will immediately vest, and the common shares underlying the RSRs will be immediately issuable by the Corporation.

In the event any Restricted Period expires or a Deferred Payment Date occurs during a self-imposed blackout period, such Restricted Period or Deferred Payment Date will be automatically extended for 48 hours after such blackout period has expired.

The board of directors of the Corporation may from time to time in their absolute discretion amend, modify and change the provisions of the Restricted Share Plan without Shareholder approval, provided that any amendment, modification or change to the provisions of the Restricted Share Plan which would:

(i)	materially increase the benefits under the Restricted Share Plan;

(ii)	increase the number of common shares of the Corporation which may be issued pursuant to the Restricted Share Plan;

(iii)	make any amendment which increases the Non-Employee Director Participation Limit as set out in the Restricted Share Plan;

(iv)	materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or

(v)

make any amendment to the amendment provisions of the Restricted Share Plan so as to increase the ability of the board of directors of the Corporation to amend the Restricted Share Plan without Shareholder approval;

shall only be effective upon such amendment, modification or change being approved by the Shareholders of the Corporation, and if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Restricted Share Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

Restricted Share Plan Burn Rate

For the financial years ended November 30, 2025, 2024 and 2023, the Corporation's annual burn rate under the Restricted Share Plan was 0.19%, 0.43% and 0.23%, respectively.

Financial Year	Number of Restricted Share Rights Awarded Under the Restricted Share Plan During Financial Year (a)	Weighted Average Number of Common Shares Outstanding for Financial Year (b)	Burn Rate (a)/(b)
2025	379,840	199,055,992	0.19%
2024	811,298	187,833,126	0.43%
2023	403,700	171,903,909	0.23%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Corporation's or the Corporation's subsidiaries' directors, executive officers, employees, former directors, former executive officers, former employees, Nominees, or associates of any of them, is or has been indebted to the Corporation or its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries at any time since the beginning of the most recently completed financial year, and none of the foregoing persons, is indebted to the Corporation or any of its subsidiaries as of the date of this Circular.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed by a person or persons other than the directors or executive officers of the Corporation.

CORPORATE GOVERNANCE

As a Canadian corporation listed on the NYSE American stock exchange, the Corporation is not required to comply with most of the NYSE American Governance Rules, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, the Corporation must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE American Governance Rules. The Corporation has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance. The Corporation has included a description of significant differences in corporate governance practices on the Corporation's website at www.goldmining.com. The following is a description of the Corporation's corporate governance practices.

Audit Committee

The Audit Committee is comprised of Mr. Kong, Ms. Ballesta and Ms. Tudela. Each member of the Audit Committee is considered "financially literate" as defined in National Instrument 52-110. Each member of the Audit Committee is also considered independent pursuant to National Instrument 52-110, Rule 10A-3 of the Exchange Act and the NYSE American Governance Rules. Mr. Kong is the Chair of the Audit Committee. As required by National Instrument 52-110, information about our Audit Committee is provided in our most recent annual information form dated February 27, 2026, which is available under our SEDAR+ profile at www.sedarplus.ca and on our website at www.goldmining.com.

Board of Directors

Independence of the Board

The board of directors is currently comprised of six directors, four of whom are independent. Mr. Kong, Ms. Ballesta, Mr. Garnero and Ms. Tudela are considered "independent" as provided by National Instrument 52-110 and the NYSE American Governance Rules. Mr. Adnani and Mr. Garofalo are not considered "independent". If all Nominees are elected at the Meeting, the board of directors will be comprised of 67% "independent" directors.

Mr. Adnani is not considered independent as a result of the scope of his involvement with the Corporation. Mr. Garofalo is not considered independent as a result of his executive officer position with GRC, a former subsidiary of the Corporation.

The independence of the directors is determined in accordance with National Instrument 52-110, which provides that a director is independent if he or she has no direct or indirect material relationship with the Corporation and its subsidiaries. A "material relationship" is defined to mean a relationship which could, in the view of the board of directors, reasonably interfere with the exercise of a director's independent judgment and includes an indirect material relationship. The Corporation also determines independence of its directors pursuant to the NYSE American Governance Rules. The NYSE Governance Rules provides that no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the Corporation that would interfere with the exercise of independent judgment.

The Co-Chairmen of the board of directors are not independent. However, the board of has appointed Ms. Ballesta, an independent member of the board of directors, as Lead Independent Director. The primary focus of the Lead Independent Director is to provide leadership for the independent directors and ensure that the board of directors' agenda enables it to successfully carry out its duties. The Lead Independent Director chairs all independent director meetings and reports the results of these meetings to the non-independent directors and the Chief Executive Officer. The independent directors are also able to meet at any time without members of management and non-independent directors being present. The independent directors are actively and regularly involved in reviewing the operations of the Corporation, have full access to management and are encouraged to seek the advice of financial, legal or other advisors when necessary. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

Co-Chairmen of the Board of Directors

The board of directors has appointed Mr. Adnani and Mr. Garofalo as Co-Chairmen of the board of directors. The primary responsibilities of the Co-Chairmen include chairing all board of directors meetings, ensuring that the board of directors functions effectively, scheduling meetings, setting agendas and ensuring that the Board meetings are organized properly. The Co-Chairmen also ensure that all business required to come before the board of directors is presented to its members in a timely and appropriate manner.

Lead Independent Director

The board of directors has appointed Ms. Ballesta, an independent member of the board of directors, as Lead Independent Director. The Lead Independent Director's primary responsibility is to ensure that the board of directors functions independently of management and to act as principal liaison between the independent directors and the non-independent directors and the Chief Executive Officer. The board of directors has developed a position description for the Lead Independent Director which provides that the Lead Independent Director shall, among other things:

●	in consultation with the Co-Chairmen, review and make recommendations with respect to the agenda for board of directors meetings;
●	ensure that independent directors have the opportunity to meet separately without non-independent directors and members of management of the Corporation;
●	request in camera sessions of the independent directors; and
●	provide leadership for the independent directors and ensure that the board of directors understands its responsibilities and can work cohesively.

The position description of the Lead Independent Director sets out the full description of the responsibilities of the Lead Independent Director and is available on the Corporation's website at www.goldmining.com.

Meetings of the Board and Committees of the Board

The board of directors meets a minimum of four times a year, once every quarter. The board of directors meets as many times as necessary to address all current affairs and business. Each committee of the board of directors meets at least once each year or more frequently as necessary to deal with current business and affairs. The Audit Committee meets at least four times each year.

Independent Directors' Meetings

During the financial year ended November 30, 2025, the independent directors met four times. The independent directors meet at least once each year or more frequently as necessary to deal with current business and affairs. The independent directors hold meetings at which non-independent directors and members of management are not in attendance. In order to facilitate open and candid discussion among independent directors, communication among the independent directors also occurs on an informal and ongoing basis as such need arises.

Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are comprised entirely of independent directors, and the Safety and Sustainability Committee is comprised of 67% independent directors and all committees report directly to the board of directors.

Attendance Report

The following table sets forth meeting attendance records for each director in the financial year ended November 30, 2025, including each committee of which the director served as a member.

Director	Board Meetings	Indepen- dent Director Meetings	Audit Committee Meetings	Compen- sation Committee Meetings	Nominating and Corporate Governance Committee Meetings	Safety and Sustain- ability Committee Meetings
Amir Adnani	4/4	-	-	-	-	-
David Garofalo	4/4	-	-	-	-	2/2
Mario Bernardo Garnero	4/4	4/4	-	1/1	1/1	-
David Kong	4/4	4/4	4/4	1/1	-	-
Gloria Ballesta	4/4	4/4	4/4	1/1	1/1	2/2
Anna Tudela	4/4	4/4	4/4	-	1/1	2/2
Garnet Dawson(1)	-	-	-	-	-	-
Hon. Herb Dhaliwal(2)	-	-	-	-	-	-

Notes:

(1)

Effective January 17, 2025, Mr. Dawson resigned as a member of the Board and a member of the Safety and Sustainability Committee. To fill the vacancy, Mr. Garofalo was appointed as a member of the Safety and Sustainability Committee.

(2)

Effective January 17, 2025, Mr. Dhaliwal resigned as a member of the Board and a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. To fill the vacancy, Ms. Tudela was appointed as a member of the Audit Committee and Nominating and Corporate Governance Committee.

Directorships

The following director Nominees of the Corporation are also directors of other reporting issuers.

Name of Director / Nominee	Name of Other Reporting Issuers	Exchange
Amir Adnani	Uranium Energy Corp.	NYSE American
	Uranium Royalty Corp.	Toronto Stock Exchange and NASDAQ Capital Market
David Garofalo	Gold Royalty Corp.	NYSE American
	Aris Mining Corporation	Toronto Stock Exchange and NYSE American
David Kong	Uranium Energy Corp.	NYSE American
Gloria Ballesta	Uranium Energy Corp.	NYSE American
Anna Tudela	Regulus Resources Inc.	TSX Venture Exchange
	Gunpoint Exploration Ltd.	TSX Venture Exchange

Board Mandate

The board of directors does not have a written mandate. In fulfilling its responsibilities, the board of directors is responsible for, among other things: (i) strategic planning for the Corporation; (ii) monitoring of the Corporation's financial performance, financial reporting, financial risk management and oversight of policies and procedures; (iii) reviewing and, where appropriate, approving major corporate actions and internal controls of the Corporation; (iv) assessing risks facing the Corporation and reviewing options for their mitigation; (v) ensuring that the Corporation's business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; (vi) appointing officers of the Corporation, ensuring that they are qualified for their roles and planning their succession as appropriate from time to time; and (vii) establishing and overseeing committees of the board of directors as appropriate, approving their mandates and approving any compensation of their members.

Position Descriptions

The board of directors of the Corporation has not developed a separate written position description for the role of the Co-Chairmen and the Chair of each board committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are comprised entirely of independent directors, which helps ensure that the views of the independent directors are effectively presented on these committees. The role of the Co-Chairmen of the board and the Chair of each committee is to preside over all meetings of the board of directors, lead the board of directors or committee in regularly reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate, and in the case of the Chairs of each committee, report to the board of directors with respect to the activities of the committee.

The board of directors and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. However, the Chief Executive Officer's principal duties and responsibilities are for planning the strategic direction of the Corporation, providing leadership to the Corporation, acting as a spokesperson for the Corporation, reporting to Shareholders, and overseeing the executive management of the Corporation.

Orientation and Continuing Education

The board of directors does not have any formal procedures to orient new members of the board of directors nor does it have a formal policy of providing continuing education for directors. When a new director is appointed, he or she has the opportunity to meet other directors, executives, management and employees of the Corporation with orientation tailored to the needs and experience of the new director, as well as the overall needs of the board of directors. New members of the board of directors are provided with information respecting the Corporation and its business and operations.

The Corporation relies upon the advice of its professional advisors to update the knowledge of its board of directors in respect of changes in relevant policies and regulations. A number of directors are also directors of other publicly traded companies and are benefiting from exposure to the boards of directors of such companies. New members of the board of directors are generally selected on the basis of their breadth of experience with respect to the mining business, having regard to the requirements for appropriate skill sets required by the Corporation.

As an ongoing process, the board of directors is to consider executive and management development (including training and monitoring of senior executives and management) to be based mainly on periodic reports from the Compensation Committee and the Nominating and Corporate Governance Committee and the President and Chief Executive Officer. Members of the board of directors are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with business and affairs of the Corporation and with respect to developments within the mining industry. Members of the board of directors have free and full access to the Corporation's records at all times.

Ethical Business Conduct

The board of directors has adopted a code of business conduct and ethics (the "Code of Conduct") which defines the standards and values which the Corporation expects all of its directors, officers and employees to follow in their dealings with stakeholders. The Code of Conduct is available on the Corporation's website at www.goldmining.com.

The board of directors relies upon the selection of directors, officers and employees whom it considers as meeting the highest ethical standards to promote a culture of ethical business conduct. The board of directors has instructed its management and employees to abide by the Code of Conduct and to bring any breaches thereof to the attention of the Chairman of the Audit Committee. The Nominating and Corporate Governance Committee will conduct regular reviews of compliance under the Code of Conduct with a view to updating such policies as necessary to enhance compliance with the Code of Conduct.

The board of directors itself must comply with the conflict of interest provisions of applicable Canadian corporate law, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director and executive officer has a material interest. Any person subject to the Code of Conduct will be required to disclose interests that may give rise to conflicts of interest. To ensure the directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest, any such director or executive officer removes himself or herself during any related board of directors' discussions and such director does not cast a vote on any matter in respect of which such director has a material interest.

AI Technologies and Oversight

The responsibilities of the board of directors extend to the safe and ethical implementation or potential use of artificial intelligence ("AI") technologies to the Corporation's business and strategy.

The Corporation does not rely on AI technologies or use generative AI in its day-to-day business or strategy. The board of directors has not adopted a specific governance framework for AI technologies and relies on a combination of corporate governance risk management (as outlined in this section) and the application of the existing policies to provide sufficient oversight of any potential risk that could arise from use of AI technologies and guidance on governance relating to the use of AI technologies.

In June 2022, the Government of Canada tabled the Artificial Intelligence and Data Act (AIDA) as part of Bill C-27, the Digital Charter Implementation Act, 2022, which would introduce a new regulatory system designed to encourage the responsible adoption of AI technologies by Canadian businesses with a focus on education, establishing guidelines and helping businesses to come into compliance through voluntary means.

Members of the board of directors are encouraged to attend seminars or conferences of interest and relevance to their position as a director of the Corporation (as outlined in this section under "– Orientation and Continuing Education"), which extends to matters of AI technologies. The board of directors, in conjunction with the Nominating and Corporate Governance Committee, continues to monitor risks to the business and operations of the Corporation, as well as the sufficiency of its existing policies, and may introduce a specific governance framework in the future if deemed advisable.

Anti-Corruption Policy

The board of directors has adopted an Anti-Corruption Policy (the "Anti-Corruption Policy") to supplement our Code of Conduct. The Corporation is committed to conducting business in an honest and ethical manner. It is the Corporation's policy that all business on behalf of the Corporation be conducted in full compliance with all applicable laws relating to improper payments to public officials or other persons such as contractors, suppliers, or other third parties. These laws include the Corruption of Foreign Public Officials Act (Canada), U.S. Foreign Corrupt Practices Act, and all other anti-bribery and anticorruption laws in any other country that may be applicable to the Corporation. The Anti-Corruption Policy is available on the Corporation's website at www.goldmining.com.

The Anti-Corruption Policy provides that, among other things, employees, officers and directors of the Corporation and third parties who provide services on behalf of the Corporation, are prohibited from offering, paying, promising or authorizing any payment or other benefit to a government official or any other person, directly or indirectly, for the purpose of causing the person to act or fail to act in a certain manner, inducing a person to use his or her position to influence any acts or decisions of a government or governmental agency or securing an improper advantage, contract or concession for the Corporation. Improper payments or acts include, but are not limited to, bribes, kickbacks, extortion, excessive gifts, hospitality or entertainment, political contributions that are not made in accordance with the Code of Conduct, facilitation payments, or being wilfully blind to improper payments or acts.

To oversee our Anti-Corruption Policy, all directors and officers of the Corporation, together with any employees and third parties, as required and as determined by the Corporation, will be required to annually certify their compliance with the Anti-Corruption Policy.

Failure to comply with the Anti-Corruption Policy may result in severe consequences, including internal disciplinary action or termination of any employment, consulting or similar arrangement without notice and for cause. The Nominating and Corporate Governance Committee will review and evaluate the Anti-Corruption Policy on an annual basis to determine whether it is effective in ensuring compliance with applicable anti-corruption laws.

Insider Trading and Corporate Disclosure Policy

The board of directors has adopted an insider trading and corporate disclosure policy (the "Insider Trading Policy") which establishes a framework of procedures designed to: (i) permit the disclosure of information about the Corporation to the public in a factual, accurate, timely and broadly disseminated manner; and (ii) ensure the proper protection of non-publicly disclosed material information and to prevent improper trading of the Corporation. The Insider Trading Policy applies to all employees, officers and directors of the Corporation or any subsidiary of the Corporation, and those authorized to speak on their behalf to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping, and corporate disclosure. The Insider Trading Policy is available on the Corporation's website at www.goldmining.com.

With respect to corporate disclosure, the Insider Trading Policy provides guidelines and principles for, among other things: (i) maintaining confidentiality with respect to information regarding the Corporation; and (ii) appropriate disclosure practices, including the proper preparation and maintenance of the Corporation's books, records, accounts and financial statements, and timely and fulsome disclosure of material information.

With respect to trading in the Corporation's securities, the Insider Trading Policy provides guidelines on the Corporation's prohibitions on trading, tipping and short-selling, the Corporation's policies on black-out periods, required pre-clearances of trades made by officers and directors of the Corporation and its subsidiaries, and disciplinary actions that may occur if there is a breach of the Insider Trading Policy.

Whistleblower Policy

The board of directors has adopted a whistleblower policy (the "Whistleblower Policy") wherein directors, officers and employees of the Corporation are provided with the mechanics by which they may raise concerns or complaints about actual or suspected wrongdoing within the Corporation involving unlawful or unethical conduct, danger to the health and safety of any person or financial misconduct. Such wrongdoing or improper behavior can include, but is not limited to, unlawful acts, breaches of policies of the corporation including internal financial controls approved by the Corporation, unprofessional conduct, questionable accounting or auditing practices, dangerous practices, abuse of power and unfair discrimination. The Whistleblower Policy provides information regarding who to contact with a complaint or concern and how the Corporation will respond to a complaint or concern. The Whistleblower Policy is available on the Corporation's website at www.goldmining.com.

Health & Safety, Environmental & Social Policy

The board of directors has adopted a Health & Safety, Environmental & Social Policy (the "ESG Policy") which sets out the Corporation's commitment to furthering responsible and sustainable development as a means to create long-term value for its stakeholders. The ESG Policy is available on the Corporation's website at www.goldmining.com.

The Corporation is committed to contributing to sustainable development and improving the quality of life for the local communities in which it operates. The Corporation seeks to respect the rights of all people, upholding human rights, and acting with integrity and transparency throughout all of its actions, communications and stakeholder engagement. The Corporation is committed to minimizing its environmental impacts, including impacts on water, air, biodiversity and climate change. The Corporation is committed to appropriately managing our environmental risks and ensuring adherence to or exceeding all applicable local, state and federal environmental regulations. The Corporation recognizes that mining is a key part of the energy transition, but also can be a contributor to greenhouse gases. The Corporation is committed to responsibly managing and reducing its emissions as best as possible. In support of being in compliance with all applicable environmental laws and regulations and to meet the Corporation's commitment to minimizing our environmental impact, the Corporation, among other things, established and follows operational procedures that identify environmental risks and minimize environmental impacts, ensure safe management of cuttings and mine waste, seek to minimize our energy use and greenhouse gas emissions, seek to monitor and reduce air pollutants created through the Corporation's activities, seek to assess, monitor and reduce our biodiversity impacts in its mining practices, strive to manage water responsibly, record, investigate and address environmental incidents, and encourage a culture of environmental stewardship.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the board of directors in respect of the filling of vacancies on the board of directors and as to nominees for the board of directors. On an annual basis, the board of directors reviews its strategies to determine the composition of the board of directors and the appropriate candidates to be put forth for election as directors at annual meetings. The review takes into account the desirability of maintaining a balance of skills, experience and background required for the discharge of its fiduciary duty to the Corporation.

The Nominating and Corporate Governance Committee is comprised of Ms. Ballesta, Mr. Garnero and Ms. Tudela. Each member of the Nominating and Corporate Governance Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Ms. Ballesta is the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the board of directors and the Corporation. The Nominating and Corporate Governance Committee is responsible for assessing the overall effectiveness and composition of the board of directors and the committees of the board of directors and providing recommendations to the board of directors for suitable nominations of directors at annual meetings of Shareholders and the filling of vacancies on the board of directors. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

The Nominating and Corporate Governance Committee does not set specific minimum qualifications for director positions. Rather, nominations for election or re-election to the Board are based on the needs of the Board, as well as a particular candidate's merits, skills, and needs. In evaluating candidates for nomination for election as directors, the Nominating and Corporate Governance Committee will consider an individual's independence, skills, experience, diversity, personal integrity and judgment, and the ability to devote adequate time to discharge their duties and responsibilities as a Board member. Please see "Director Qualifications and Experience" for further discussion regarding each individual director nominee's particular areas of expertise.

Compensation Committee

The Compensation Committee is appointed by the board of directors to, among other things, discharge the board of directors' responsibilities relating to compensation of the Corporation's directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure that it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Corporation to attract qualified candidates. Such review includes an examination of publicly available data as well as independent compensation surveys.

The Compensation Committee is comprised of Mr. Kong, Ms. Ballesta and Mr. Garnero. Each member of the Compensation Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Kong is the Chair of the Compensation Committee.

The Compensation Committee annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives and sets the Chief Executive Officer's compensation level based on this evaluation. The Compensation Committee meets without the presence of other executive officers when approving the Chief Executive Officer's compensation.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised entirely of independent directors.

Other Committees of the Board of Directors

Other than the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, the board of directors has established a standing Safety and Sustainability Committee.

From time to time, when appropriate, ad hoc committees of the board of directors may be appointed by the board of directors.

Safety and Sustainability Committee

The Safety and Sustainability Committee is appointed by the board of directors to, among other things, discharge the board's responsibilities relating to overseeing the processes as they relate to, and reviewing and making recommendations in respect of, health, safety, socially responsible mining practices including sustainable development, community engagement, stakeholder relations, environmental, and GHG emissions management, decarbonization, climate change and human rights. The Safety and Sustainability Committee is responsible for overseeing the Corporation's compliance with applicable laws, rules, regulations and standards of conduct.

The Safety and Sustainability Committee is comprised of Ms. Tudela, Ms. Ballesta and Mr. Garofalo. Each of Ms. Tudela and Ms. Ballesta is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Garofalo is not considered independent as a result of his executive officer position with GRC, a former subsidiary of the Corporation. Ms. Tudela is the Chair of the Safety and Sustainability Committee.

Assessments

The board of directors is required to establish appropriate practices for the regular evaluation of the effectiveness of the board of directors, its committees and its members. Such assessment considers:

(i)	in the case of the board of directors or a committee of the board of directors, its mandate or charter; and

(ii)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board of directors.

The Nominating and Corporate Governance Committee is responsible for assessing the effectiveness of the board of directors and the committees of the board of directors. The Nominating and Corporate Governance Committee recommends to the board of directors any changes that would enhance the performance of the board of directors based on a variety of assessment criteria.

Board Renewal

The Corporation has not adopted any retirement or term limits for directors serving on the board of directors. The board of directors recognizes the value of board renewal and the perspectives that new directors can bring and considers these factors when nominating candidates for directorship and conducting assessments of the board of directors' performance. The board of directors balances these interests against the value of having members with corporate and industry-specific knowledge that can be gained through continuous service.

Diversity

The Corporation believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Corporation recognizes that diversity of skill and experience is a critical and valuable consideration in the assessment of the board of directors, its composition and prospective nominee candidates as well as the composition of its senior management team.

The Corporation has adopted a written Diversity Policy (the "Diversity Policy") promoting diversity within the Corporation and all of its subsidiaries, which encompasses its policy relating to the identification and nomination of: (i) women; (ii) Indigenous peoples; (iii) persons with disabilities; and (iv) members of visible minorities (collectively, "Diversity Groups") as directors and members of senior management (as defined in the Diversity Policy). The Nominating and Corporate Governance Committee has the responsibility for the oversight and implementation of this policy.

The Diversity Policy provides that when considering the composition of, and individuals to nominate or hire to, the board of directors and senior management positions, the Nominating and Corporate Governance Committee and the board of directors, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, disability, ethnicity and cultural diversity. The Nominating and Corporate Governance Committee monitors, on an ongoing basis, the implementation and effectiveness of the Diversity Policy, and annually or otherwise when applicable, assesses: (i) the mix of diversity, skill and expertise on the board of directors and in executive officer positions; (ii) measurable objectives set pursuant to the Diversity Policy; and (iii) progress in achieving such measurable objectives. The Corporation's Diversity Policy provides that the Nominating and Corporate Governance Committee will report its assessments to the board which, combined with the oversight by the Nominating and Corporate Governance Committee and ongoing monitoring of representation levels, serves to ensure the implementation of the Diversity Policy.

The Nominating and Corporate Governance Committee takes gender, age, disability, ethnicity, cultural diversity, and skill into consideration as part of its overall recruitment and selection process in respect of potential candidates for the board of directors and executive officer positions. Accordingly, when searching for new directors, executive officers, and members of senior management, the Nominating and Corporate Governance Committee will consider the level of representation of the four designated Diversity Groups on the board of directors and among the Corporation's executive officers and senior management. This will be achieved by monitoring the level of representation of the four designated Diversity Groups on the board of directors, and in executive officer and senior management positions. Furthermore, the Nominating and Corporate Governance Committee has made a commitment to the recruitment from Diversity Groups by making the identification of Diversity Group candidates a key search criterion.

Other than as set forth below, the Corporation has not adopted a formal target regarding any of the four designated Diversity Groups in director, executive officer or senior management positions. The Corporation believes that diversity is an important factor when identifying candidates for director, executive officer and senior management positions and, to that end, encourages members of the Diversity Groups to apply for open positions. The Corporation evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, knowledge, experience and personal characteristics.

In order to promote and increase gender diversity on the board of directors, the Nominating and Corporate Governance Committee and the board of directors adopted a target of 30% female directors by the end of the Corporation's 2024 financial year. This target was achieved in 2025, with female directors comprising 33% of our current directors. Assuming all Nominees are elected at the Meeting, female directors will represent 33% of the board of directors at the close of the Meeting. In order to support the board of directors to maintain the current level of female representation on the board of directors, the board of directors will encourage practices that: (i) require any search for nominees to the board of directors to specifically include diverse candidates generally, and female candidates in particular; and (ii) the Nominating and Corporate Governance Committee and the board of directors will periodically review progress on achieving targets, as applicable. Given the small team of executive officers of the Corporation, the Nominating and Corporate Governance Committee and the board of directors have not adopted a formal target regarding females in executive officer positions.

The Corporation currently has two female directors, representing 33% of our board of directors, no female executive officers and two female members of senior management (excluding executive officers), representing 50% of our senior management. The Corporation currently has five directors who are visible minorities, representing 83% of our board of directors, one executive officer who is a visible minority, representing 50% of our executive officers and no members of senior management (excluding executive officers) who are visible minorities. No Indigenous peoples or persons with disabilities currently serve on the Corporation's board of directors or currently hold any executive officer positions within the Corporation. The Corporation continues to be committed to ongoing review with respect to the diversity of its directors, executive officers and members of senior management, and will continue to consider the effectiveness of the Diversity Policy on an annual basis. The Diversity Policy is available on the Corporation's website at www.goldmining.com.

Majority Voting Policy

The Corporation adopted an amended and restated majority voting policy in March 2024 (the "Majority Voting Policy"). The Majority Voting Policy stipulates that at a shareholder's meeting where directors are to be elected, each director nominee should be elected by a majority (50% plus 1) of the votes cast with respect to his or her election. If, with respect to any particular nominee, such nominee is not elected by a majority of the votes cast with respect to his or her election, then such nominee (the "Unelected Nominee") will not have been elected to the board of directors and there will be no need for the Unelected Nominee to tender his or her resignation. Notwithstanding the foregoing sentence, an Unelected Nominee may continue in office until the earlier of: (i) the 90th day after such Unelected Nominee failed to receive a majority vote, or (ii) the day on which the Unelected Nominee's successor is appointed or elected. An Unelected Nominee cannot be appointed by the board of directors to fill a vacancy before the next meeting of shareholders, unless the appointment would enable the Corporation to comply with the applicable minimum director requirements and/or to satisfy Canadian director residency requirements. In the event the board of directors decides to subsequently appoint an Unelected Nominee, the board of directors will announce its decision in a news release within 90 days of the meeting, including reasons for the reappointment, if applicable. This policy does not apply to a contested meeting. The Majority Voting Policy is available on the Corporation's website at www.goldmining.com.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere herein, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed Nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, no informed person of the Corporation, proposed director of the Corporation or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of this Circular, an "informed person" means: (i) a director or officer of the Corporation; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Corporation is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada V6C 3B9.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to management of the Corporation shall properly come before the Meeting, the proxy given pursuant to the solicitation by management of the Corporation will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on the Corporation's website at www.goldmining.com. Additional financial information is provided in the Corporation's comparative audited financial statements and management's discussion and analysis (the "MD&A") for the Corporation's most recently completed financial year, which are also available on SEDAR+. Shareholders may contact the Corporation to request a paper copy of the Meeting Materials or the Corporation's comparative audited financial statements and MD&A at toll free 1-855-630-1001 (extension 324) or by sending a written request to Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, Canada V6E 4A2, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

SHAREHOLDER PROPOSALS

Shareholders that are entitled to vote at an annual meeting of Shareholders may submit to the Corporation proposals for any matter that a person proposes to raise at the next annual meeting of Shareholders. Such notices and proposals must be submitted to the Corporation no earlier than December 15, 2026 and no later than February 13, 2027, subject to the requirements of the CBCA.

SHAREHOLDER NOMINATIONS

The By-Laws of the Corporation include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Corporation. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Corporation and in writing and proper form to the Corporation at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, Canada V6E 4A2, Attention: Chief Executive Officer. No nominations were received from the Shareholders for consideration at the Meeting.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, Canada, this 23rd day of March, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF
GOLDMINING INC.

/s/ Amir Adnani
Amir Adnani Co-Chairman and Director